CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In millions of U.S. dollar (“US$”))

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires T: +(54.11) 4850.0000, www.pwc.com/ar

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was $636 million, the goodwill balance allocated to the oil and gas segment was $35 million, and depreciation expense for the year ended December 31, 2021 was $114 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors. The Company’s estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved oil and gas reserves on oil and gas segment property, plant and equipment and allocated goodwill are a critical audit matter are that there was significant judgment by management, including the use of specialists, when developing the estimates of oil and gas reserves, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, including future production profiles, development costs and prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of oil and gas reserves. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates, including future production profiles, development costs and prices. The work of management’s engaged specialist was used in performing the procedures to evaluate the reasonableness of these estimates of proved oil and gas reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the Company’s engaged specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of proved oil and gas reserves also involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit. The procedures performed also included testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and natural gas.

 Impairment of Non-Financial Long-Lived Assets of the Generation Segment

As described in Notes 7 and 5.2 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated property, plant and equipment balance of the generation segment was $969 million and the investment in joint ventures included in the segment was $ 227 million. According to Notes 5.2.3.6 and 11.1.1, as of December 31, 2021 there were internal and external impairment indicators and certain negative changes to the Company’s generation segment. Management analyzes the recoverability of its non-financial long-lived assets on a periodical basis or when events or changes in circumstances indicate their recoverable amount may be below its carrying amount. In order to evaluate if there is evidence that a cash generating unit (CGU) could be affected, both external and internal sources of information are analyzed. The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered. Management’s assessment of the existence of impairment indicators and cash flow projections included significant judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, the discount rate, among others.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets of the generation segment is a critical audit matter are that there was significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and significant assumptions, including, among others, reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the segments, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 10, 2022.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCRA	Banco Central de la República Argentina
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores
CPB	Central Térmica Piedra Buena S.A.
CSJN	Corte Suprema de Justicia de la Nación
CTB	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma La Lata S.A.
EcuadorTLC	EcuadorTLC S.A.

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EMESA	Empresa Mendocina de Energía S.A:
ENARGAS	National Regulator of Gas
ENARSA / IEASA	Integración Energética Argentina S.A. (ex Energía Argentina S.A.)
ENRE	National Regulatory Authority of Electricity
Greenwind	Greenwind S.A.
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Gas y Petróleo del Neuquén S.A.P.E.M.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia - General Inspection of Justice
INDEC	National Institute of Statistics and Censuses
IPC	Consumer's price index
IPIM	Wholesale Domestic Price Index
LGS	Commercial Companies General
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MEyM	Ministry of Energy and Mining
MINEM	Ministerio de Energía y Minas
MLC	Foreign Exchange Market
NYSE	New York Stock Exchange

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
OCP	Oleoducto de Crudos Pesados
Oldelval	Oleoductos del Valle S.A.
PACOSA	Pampa Comercializadora S.A. (Currently Comercializadora e Inversora S.A.)
Pampa FPK	Pampa FPK S.A.U.
Pampa Holding	Pampa Holding MMM S.A.U.
Pampa QRP	Pampa QRP S.A.U.
Pampa Ventures	Pampa DM Ventures S.A.U.
PEB	Pampa Energía Bolivia S.A. (formerly “PBI” - Petrobras Bolivia Internacional S.A.)
PEN	Federal Executive Power
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.U.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
RTT	Transitional Tariff Regime
SE	Secretary of Energy
SEC	Security and Exchange Commission

3

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SRRyME	Secretary of Renewable Resources and Electricity Market
SSEE	Subsecretaría de Energía Eléctrica
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAT	Value Added tax
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
YPF	YPF S.A.
$	Argentine Pesos

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019

Revenue	8	1,508	1,073	1,340
Cost of sales	9	(955)	(663)	(811)
Gross profit		553	410	529

Selling expenses	10.1	(33)	(26)	(28)
Administrative expenses	10.2	(99)	(93)	(105)
Exploration expenses	10.3	-	-	(9)
Other operating income	10.4	105	51	77
Other operating expenses	10.4	(58)	(36)	(43)
Impairment of property, plant and equipment, intangible assets and inventories	1.2; 11.1 and 11.2	(4)	(139)	(62)
Impairment of financial assets		(2)	(9)	2
Share of profit from associates and joint ventures	5.2.2	117	85	101
Operating income		579	243	462

Finance income	10.5	10	9	23
Finance costs	10.5	(185)	(177)	(187)
Other financial results	10.5	(14)	84	175
Financial results, net		(189)	(84)	11
Profit before income tax		390	159	473
Income tax	10.6	(77)	(35)	130
Profit of the year from continuing operations		313	124	603
(Loss) Profit of the year from discontinued operations	5.1	(75)	(592)	197
Profit (loss) of the year		238	(468)	800

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		(3)	1	2
Income tax		1	-	-
Items that may be reclassified to profit or loss
Exchange differences on translation		92	(8)	(9)
Other comprehensive income (loss) of the year from continuing operations		90	(7)	(7)
Other comprehensive income (loss) of the year from discontinued operations	5.1	64	(33)	(28)
Other comprehensive income (loss) of the year		154	(40)	(35)
Total comprehensive income (loss) of the year		392	(508)	765

5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019
Total income (loss) of the year attributable to:

Owners of the company		273	(367)	692
Non - controlling interest		(35)	(101)	108
		238	(468)	800

Total income (loss) of the year attributable to owners of the Company:

Continuing operations		312	132	594
Discontinued operations		(39)	(499)	98
		273	(367)	692

Total comprehensive income (loss) of the year attributable to:

Owners of the Company		393	(393)	672
Non - controlling interest		(1)	(115)	93
		392	(508)	765

Total comprehensive income (loss) of the year attributable to owners of the Company:

Continuing operations		402	124	588
Discontinued operations		(9)	(517)	84
		393	(393)	672

Earnings (losses) per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share from continuing operations	13.2	0.22	0.08	0.33
Basic and diluted (losses) earnings per share from discontinued operations	13.2	(0.03)	(0.32)	0.05
Total basic and diluted earnings (loss) per share	13.2	0.19	(0.23)	0.38

The accompanying notes are an integral part of these Consolidated Financial Statements.

6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	1,659	1,610
Intangible assets	11.2	38	41
Right-of-use assets	19.1.1	12	10
Deferred tax assets	11.3	84	108
Investments in joint ventures and associates	5.2.2	774	549
Financial assets at amortized cost	12.1	105	100
Financial assets at fair value through profit and loss	12.2	29	11
Other assets		1	1
Trade and other receivables	12.3	34	43
Total non-current assets		2,736	2,473

CURRENT ASSETS
Inventories	11.4	155	116
Financial assets at amortized cost	12.1	5	25
Financial assets at fair value through profit and loss	12.2	458	325
Trade and other receivables	12.3	397	341
Cash and cash equivalents	12.4	110	141
Total current assets		1,125	948
Assets classified as held for sale	5.1	-	1,469
Total assets		3,861	4,890

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020
SHAREHOLDERS´ EQUITY
Share capital	13.1	36	38
Share capital adjustment		191	201
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(6)
Legal reserve		61	61
Voluntary reserve		659	1,057
Other reserves		(15)	(18)
Other comprehensive income		48	(50)
Retained earnings		295	(372)
Equity attributable to owners of the company		1,785	1,428
Non-controlling interest		6	341
Total equity		1,791	1,769

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	4	2
Provisions	11.5	141	111
Income tax and minimum notional income tax provision	11.6	188	131
Taxes payables	11.7	-	2
Deferred tax liabilities	11.3	-	1
Defined benefit plans	11.8	24	17
Borrowings	12.5	1,359	1,372
Trade and other payables	12.6	12	16
Total non-current liabilities		1,728	1,652

CURRENT LIABILITIES
Provisions	11.5	5	16
Income tax	11.6	20	11
Taxes payables	11.7	23	36
Defined benefit plans	11.8	5	4
Salaries and social security payable	11.9	28	23
Borrowings	12.5	79	242
Trade and other payables	12.6	182	116
Total current liabilities		342	448
Liabilities associated to assets classified as held for sale	5.1	-	1,021
Total liabilities		2,070	3,121
Total liabilities and equity		3,861	4,890

The accompanying notes are an integral part of these Consolidated Financial Statements.

8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2018	50	260	491	-	4	(39)	24	195	(13)	(9)	403	1,366	429	1,795
Constitution of legal and voluntary reserve	-	-	-	-	-	-	18	351	-	-	(369)	-	-	-
Capital reduction	-	-	-	(3)	(3)	130	-	(124)	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	1	-	-	1	-	1
Acquisition of own shares	(4)	-	19	4	-	(135)	-	-	(6)	-	-	(122)	(29)	(151)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit for the year	-	-	-	-	-	-	-	-	-	-	692	692	108	800
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(20)	-	(20)	(15)	(35)
Balance as of December 31, 2019	46	260	510	1	1	(44)	42	422	(18)	(29)	726	1,917	492	2,409

Constitution of legal and voluntary reserve	-	-	-	-	-	-	19	707	-	-	(726)	-	-	-
Capital reduction	-	-	-	(9)	(59)	140	-	(72)	-	-	-	-	(19)	(19)
Acquisition of own shares	(8)	(59)	6	8	59	(102)	-	-	-	-	-	(96)	(8)	(104)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(367)	(367)	(101)	(468)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(21)	(5)	(26)	(14)	(40)
Balance as of December 31, 2020	38	201	516	-	1	(6)	61	1,057	(18)	(50)	(372)	1,428	341	1,769

9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	38	201	516	-	1	(6)	61	1,057	(18)	(50)	(372)	1,428	341	1,769
Constitution of legal and voluntary reserve	-	-	-	-	-	-	-	(372)	-	-	372	-	-	-
Capital reduction	-	-	-	(2)	(10)	38	-	(26)	-	-	-	-	-	-
Acquisition of own shares	(2)	(10)	-	2	10	(39)	-	-	-	-	-	(39)	-	(39)
Stock compensation plans	-	-	-	-	-	-	-	-	3	-	-	3	-	3
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(334)	(334)
Profit (Loss) for the year	-	-	-	-	-	-	-	-	-	-	273	273	(35)	238
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	98	22	120	34	154
Balance as of December 31, 2021	36	191	516	-	1	(7)	61	659	(15)	48	295	1,785	6	1,791

The accompanying notes are an integral part of these Consolidated Financial Statements.

10

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

	Note	12.31.2021	12.31.2020	12.31.2019
Cash flows from operating activities:
Profit of the year from continuing operations		313	124	603
Adjustments to reconcile net profit to cash flows generated by operating activities	14.1	365	380	(23)
Changes in operating assets and liabilities	14.2	(65)	(22)	52
Net cash generated by operating activities from discontinued operations	5.1	116	211	170
Net cash generated by operating activities		729	693	802
Cash flows from investing activities:
Payment for property, plant and equipment		(206)	(124)	(426)
Payment for intangibles assets		(4)	-	-
(Payment) Collection for public securities and shares, net		(234)	(151)	190
Recovery (Suscription) of investment funds, net		52	93	(74)
Payments for capital integration in companies		-	-	(108)
Payments for associates acquisition		(17)	(3)	-
Collections for sale of subsidiary		51	-	-
Collections for sales of property, plant and equipment and intangibles assets		6	1	42
Early collection for sale of subsidiary		-	5	-
Dividends received		18	3	87
Colletion from loans, net		26	7	6
Net cash used in investing activities from discontinued operations	5.1	(166)	(86)	(86)
Net cash used in investing activities		(474)	(255)	(369)

Cash flows from financing activities:
Proceeds from borrowings		188	353	556
Payment of borrowings		(336)	(291)	(523)
Payment of borrowings interests		(140)	(190)	(129)
Payment for acquisition of own shares		(39)	(104)	(141)
Repurchase and redemption of corporate bonds		(3)	(110)	(66)
Payments of dividends from subsidiaries to third parties		-	(9)	(1)
Payments of leases		(5)	(2)	(1)
Payments for capital reduction		-	(19)	-
Net cash used in financing activities from discontinued operations	5.1	(7)	(73)	(85)
Net cash used in financing activities		(342)	(445)	(390)

(Decrease) Increase in cash and cash equivalents		(87)	(7)	43

Cash and cash equivalents at the begining of the year	5.1	141	225	241
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		52	-	-
Exchange difference generated by cash and cash equivalents		4	(25)	(59)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale		-	(52)	-
(Decrease) Increase in cash and cash equivalents		(87)	(7)	43
Cash and cash equivalents at the end of the year	5.1	110	141	225

The accompanying notes are an integral part of these Consolidated Financial Statements.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 361 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 8 million m3/day of natural gas and 4,700 barrels/day of oil equivalent for oil in Argentina, as of December 31, 2021. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in the Republic of Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 91% and 99%.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,414 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day and a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 92 gas stations. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables have suffered significant volatility both in the domestic and international spheres.

As a consequence of the COVID-19 pandemic in March 2020 caused by the Coronavirus, most governments around the world, including the Argentine Government, implemented drastic measures to contain the spread of the virus, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting temporarily non-essential economic activities and generating a pronounced decrease in the economic activity and production levels.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

In Argentina, the social, preventive and mandatory lockdown measures affected the power industry, mainly in the second and third quarters of 2020, especially the decrease in the demand for electricity, the drop in gas production, the decline in the demand for fuels, the suspension of the spot remuneration adjustment, and the decrease in the price of gas at wellhead and the oil price.

In 2021, due to the new increase in infection levels, the governments of different countries in the world, including the Argentine Government, temporarily reimplemented some measures, such as certain restrictions on population’s movement.

Regarding measures directly affecting the generation segment’s economic and financial situation, it is worth highlighting that SE Resolution No. 440/21 provided for a 29% increase in spot remuneration values (see Note 2.1), which update had been suspended as from March 2020.

As regards the oil and gas segment, the application by the Federal Government of the natural gas production promotion program (GasAr Plan) and the recovery in international prices allowed for a strong recovery in hydrocarbons production and wellhead prices. However, in the second quarter of 2021, some social conflicts and wage protest demonstrations prevented the freedom of movement on the Province of Neuquén’s routes in the month of April 2021; although the protest roadblocks did not significantly affect the Company’s assets production in this basin, they temporarily impacted the ordinary execution of the investment plan necessary to reach the committed gas production under the GasAr Plan. The Company sent the respective Force Majeure communications to the SE, CAMMESA and the Gas Distributors with which it had executed gas supply agreements for the volumes awarded under this plan. On August 11, 2021, the SE notified the Company of the upholding of the Force Majeure ground. It is worth highlighting that the Company managed to reach the committed gas production.

In the Petrochemicals segment specifically, the described situation affected the recoverability of inventories of several raw materials and stock for sale, thus recording a provision for impairment of inventories for US$ 2 million and US$ 11 million as of December 31, 2021 and 2020, respectively.

The Argentine economy was undergoing a recession process, which was exacerbated by the COVID-19 pandemic outbreak, with a 9.9% fall in the Gross Domestic Product in 2020, and a 9.7% recovery in 2021, in line with the recovery in production and economic activity levels; a 36.1% and 50.9% cumulative inflation (CPI) for fiscal years 2020 and 2021, respectively, and a 40.5% and 22.1% depreciation of the peso against the U.S. dollar for 2020 and 2021, respectively, according to BNA’s exchange rate. Moreover, stricter exchange restrictions were imposed (see Note 2.5), affecting the foreign currency’s value in existing alternative markets for certain exchange transactions that are restricted in the official market.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1 Generation units

The Company’s revenues related to this segment come from: i) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SRRYME Resolution No. 1/19 as from March 2019, SE Resolution No. 31/20 as from February 2020 and SE Resolution No. 441/21 as from February 2021). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)

CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 440/21
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 440/21
CTG	GUEMTV13	TV	>100 MW	Resolution No. 440/21
Piquirenda	PIQIDI 01-10	DI	≤42 MW	Resolution No. 440/21 (2)
CPB	BBLATV29	TV	>100 MW	Resolution No. 440/21
CPB	BBLATV30	TV	>100 MW	Resolution No. 440/21
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 440/21 (2)
CTLL	LDLATG04	TG	105 MW	Res. No 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	DI	≤42 MW	Resolution No. 440/21
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 440/21
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. N° 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	567 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 440/21
HIDISA	EL TIGRE	HI	Renewable ≤ 50	Resolution No. 440/21
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 440/21
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 440/21
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 440/21
P.E. M. Cebreiro	CORTEO	Wind	100 MW	Renovar
PEPE II	PAMEEO	Wind	53 MW	MAT Resolution No. 287/17
PEPE III	BAHIEO	Wind	53 MW	MAT Resolution No. 287/17

(1) Subsequent power and energy is remunerated in the spot market according to Resolution No. 440/21.
(2) During the months of July and October, the contracts under Resolution No. 220/07 of CTP and TV01 of CTLL, respectively, have ended. Power and energy will be remunerated in the spot market according to Resolution No. 440/21.

In construction:

Generator	Tecnology	Capacity	Applicable regime

CTB	CC	280 MW	Resolution No. 220/07
PEPE III	Wind	81 MW	MAT Resolution No. 287/17

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Sales contracts with large users within the MAT

2.1.2.1 Energy Plus

Aiming to encourage new generation works, in 2006, the SE approved Resolution No. 1,281/06 in which established a specific regime which would remunerate newly installed generation sold to a certain category of Large Users at higher prices.

The Energy Plus service consists of the offer of additional generation availability by generators, co-generators and self-generators which, as of the date of publication of SE Resolution No. 1,281/06, were not WEM agents or did not have facilities or an interconnection with the WEM. Considering that:

-	These plants should have fuel supply and transportation facilities;
-	The energy used by GU300 in excess of the base demand (energy consumption for 2005 year) qualifies for Energy Plus agreements within the MAT at a price negotiated between the parties; and
-	For new GU300 entering the system, their base demand will equal zero.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operated marginal cost, or, alternatively, support the committed demand in case of unavailability through agreements with other Energía Plus generators.

Currently, the Company has Power Availability agreements in force with other generators whereby, in case of unavailability, it may purchase or sell power to support the contracts mutually.

Furthermore, the SE, through Note No. 567/07, as amended, established that GU300 not purchasing their surplus demand in the MAT should pay the Average Incremental Charge of Surplus Demand. As from the month of June 2018, pursuant to SE Note No. 28663845/18, the CMIDE became the greater of $1,200/MWh or the temporary dispatch surcharge.

Under this regime, the Company —through its power plants Güemes, EcoEnergía and Genelba— sells its energy and power capacity for a maximum amount of 283 MW. The values of Energy Plus contracts are mostly denominated in U.S. dollars.

2.1.2.2 Renewable Energy Term Market (“MATER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MATER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MATER from renewable sources or self-generation from renewable sources.

Projects destined to the supply of electric power from renewable sources under the MATER Regime may not be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy is sold in the spot market.

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Finally, contracts executed under the MATER Regime are administered and managed in accordance with the WEM procedures. The contractual terms —life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191— are freely agreed between the parties, although the committed electricity volumes are limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Within the framework of this regime, the Company, through its PEPE II and III wind farms, sells energy for a maximum amount of 106 MW and, additionally, has started selling third-party generators’ renewable energy for an approximate volume of 2 MW.

2.1.2.3 MATER dispatch priority

SE Resolution No. 551/21 published on June 16, 2021 modified the dispatch priority maintenance system established by Resolution No. 281/17. Overall, it replaces the granting of a security for the maintenance of the dispatch priority by the payment of a quarterly installment of US$ 500/MW until commissioning within the declared term or a maximum term of 24 months as from the priority assignment. It also established certain conditions for obtaining an extension in the committed commissioning date, which, according to the project development level and the requested extension term, requires a payment between 500 and 1,500 US$/MW/month.

Additionally, it allows projects with an assigned dispatch priority but not yet commissioned to continue their execution keeping the dispatch priority, or to waive such priority, thus releasing the transmission capacity.

The Company, as owner of the PEPE IV Wind Farm project, located in Las Armas, Province of Buenos Aires, notified its decision to waive the timely granted dispatch priority, and recovered the security it had provided. As a result, CAMMESA notified that the already initiated execution of the security was determined to be moot as it had no further claim against the Company; therefore, as of September 30, 2021, the amount of US$ 12.5 million recorded for to such effect was recovered and disclosed under the item “Other operating income” of the Consolidated Statement of Comprehensive Income.

Under MEyM Resolution No. 281/17, the term for submitting MATER dispatch priority requests for the third quarter of 2021 expired on September 30, 2021. Given the large number of projects submitted, a tie-breaking mechanism was implemented on October 29, 2021 to define priority allocation based on the available transmission capacity. The Company presented a 50 MW extension project for the de la Bahía wind farm (PEPE III) and was awarded a 36 MW dispatch priority. The Company estimates it may obtain the dispatch priority for the remaining power capacity in future rounds.

For further information on the extension project, see Note 17.1.

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3 Supply Agreements with CAMMESA

2.1.3.1 SE Resolution No. 220/07

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/07, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate for the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through Loma la Lata and Ensenada de Barragán thermal power plants, has contracts with CAMMESA to sell energy and power capacity for a total amount of 646 MW. In turn, the Ensenada de Barragán thermal power plant has an expansion project underway to add 280 MW under this scheme, which commissioning is estimated for the third quarter of 2022. For further information on the project to the CC at CTB, see Note 5.2.3.

It is worth highlighting that some contracts for the Piquirenda and Loma de la Lata power plants, for a total of 210 MW, expired in July and October 2021, respectively.

2.1.3.2 SE Resolution No. 21/16

As a result of the state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer; 2017 winter, and 2017/2018 summer periods.

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this resolution, the Company, through its Loma de la Lata, Ingeniero White and Pilar thermal power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW.

2.1.3.3 SE Resolution No. 287/17

On May 10, 2017 the SE issued Resolution No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

For the awarded projects, wholesale power purchase agreements were entered into for a term of 15 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this regulation, the Company, through its Genelba thermal power plant, has entered into an agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (Renovar Programs, Rounds 1, 1.5 and 2) within the WEM. These calls aimed to assign power capacity contracts from different technologies (wind energy, solar energy, biomass, biogas and small hydraulic developments with a power capacity of up to 50 MW).

For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Additionally, several measures were established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

Recently, the SE passed Resolution No. 1,260/21 to address issues regarding the projects under the different Renovar rounds that did not meet committed commissioning terms. Upon satisfaction of certain conditions, the resolution gives project awardees the option to: i) terminate the current contract with CAMMESA against the payment of a sum of money; ii) amend the contract and extend the term for commissioning against a reduction in the contract price and term; iii) commission the project for a power capacity lower than that committed initially.

Under the Renovar programs, the Company, through Greenwind, has a supply agreement in place with CAMMESA for a total of 100 MW for the PE Mario Cebreiro project, which was commissioned in 2018, within the timely committed term.

2.1.4 Remuneration at the Spot market

Resolution SRRYME No. 1/19 applicable as from March 2019, established remunerative items based on technology and scale with US$-denominated prices payable in $ by applying BCRA’s exchange rate.

On February 27, 2020, SE Resolution No. 31/20 was published in the BO, which superseded the remuneration scheme established by SRRYME Resolution No. 1/19, and provided as follows: i) reduced U.S.-denominated values for available power capacity, maintaining the values of the remuneration for generated and operated energy; ii) translated remuneration values to Argentine pesos at a 60 $/US$ exchange rate; and iii) set an additional remuneration, in pesos, for the power capacity generated during the hours of maximum thermal demand of the month, taking into consideration the average power capacity generated by thermal generators and the average power capacity operated by hydroelectric generators.

Besides, SE Resolution No. 31/20 set a monthly remuneration update scheme with a factor contemplating a 60% CPI and 40% IPIM adjustment. However, on April 8, 2020, through Note No. 2020-24910606-APN-SE#MDP, the SE instructed CAMMESA to postpone the application of this automatic adjustment mechanism.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On May 19, 2021, SE Resolution No. 440/21 provided for a 29% increase in spot generation remuneration values, and repealed the automatic adjustment mechanism established by SE Resolution No. 31/20. This increase to be applied as from the economic transaction for February 2021, provided the generator waives/dismisses all administrative/judicial claims filed on account of the failure to apply the automatic adjustment formula provided for by SE Resolution No. 31/20 within 30 days as from SE Resolution No. 440/21publication, or as from the month in which the generator submits its waiver/dismissal, if later. The waiver includes the obligation to withdraw any claim brought by the generating agent’s shareholders on account of the failure to apply the automatic adjustment mechanism provided for by SE Resolution No. 31/20, whether in Argentina or abroad.

The Company and its subsidiaries filed the waiver/dismissal within the previously indicated 30-day period.

2.1.4.1 Remuneration for Available Power Capacity

2.1.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT and supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ which comprises two quarters (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Large CC Capacity > 150 MW	3,050	100,650	129,839
Large ST Capacity > 100 MW	4,350	143,550	185,180
Small ST Capacity ≤100 MW	5,200	171,600	221,364
Large GT Capacity > 50 MW	3,550	117,150	151,124

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Summer – Winter	7,000	360,000	464,400
Fall - Spring	5,500	270,000	348,300

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In the case of thermal power plants with a power capacity equal to or lower than 42 MW in total, the current resolution applies a minimum remuneration of 402,480 $/MW-month, and a remuneration of 541,800 $/MW-month and 425,700 $/MW-month for the guaranteed power capacity in the summer-winter and fall-spring periods, respectively.

Likewise, a coefficient derived from the average utilization factor over the unit’s last twelve months is applied to the power capacity remuneration: with a minimum 70% of the utilization factor, 100% of the power capacity payment is collected; if the utilization is between 30% and 70%, the power capacity payment ranges from 70% to 100%; and if the utilization factor is lower than 30%, 70% of the power capacity payment was collected until January 2020 and 60% of the power capacity payment is collected as from February 2020 (see transitional measure in Note 2.1.4.3).

Since February 2020 an additional remuneration for the hours of maximum thermal requirement of the month (hmrt) was established, which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, applying the following prices to the average generated power:

Period	SE No. 31/20		SE No. 440/21
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	45,000	22,500	58,050	29,025
Fall - Spring	7,500	-	9,675	-

2.1.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period is considered to calculate availability.

The base remunerations includes the following scales and prices:

Technology / Scale	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000	132,000	170,280
Small HI Capacity > 50 ≤ 120 MW	4,500	181,500	234,135
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,000	132,000	170,280
Renewable HI Capacity ≤ 50 MW	8,000	297,000	383,130

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of programmed maintenance works in power plants, SME Note No. 46631495/19 provided for the application of a 1.05 factor over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

Lastly, an additional remuneration was established amounting 500 US$/MW-month for pumping power plants and 1,000 US$/MW-month for conventional plants, effective until January 2020. The allocation and collection of 50% of the additional remuneration were conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and upon the progressive updating of the plant’s control systems under an investment plan to be submitted based on criteria defined by the SEE. Later, an additional remuneration was set for the hours of maximum thermal demand (hmrt), corresponding to the 50 hours with the largest dispatch of thermal generation in each month, divided into two blocks of 25 hours each:

Period	SE No. 31/20		SE No. 440/21
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	39,000	19,500	50,310	25,155
Fall - Spring	6,500	-	8,385	-

2.1.4.2 Remuneration for generated and operated energy

In the case of thermal power generators, a remuneration was set for generated energy, depending on the type of fuel used, and for operated energy, as shown below:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	Between 4 and 7	Between 240 and 420	Between 310 and 542
Operated energy	1.4	84	108

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

It is worth highlighting that if the thermal generation unit operates outside its optimal dispatch, the remuneration for generated energy will be recognized at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

In the case of hydroelectric plants, the following prices were established for generated and operated energy, irrespective of scale:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	3.5	210	271
Operated energy	1.4	84	108

The remuneration for operated energy should correspond with the grid’s optimal dispatch; however, the current resolution does not indicate which would be the consequence otherwise.

In the case of pumping hydroelectric power plants, both the generated energy and that used for pumping are considered. Besides, if it works as a synchronous condenser, 60 $/MVAr and 77 $/MVAr are recognized under SE Resolution No. 31/20 and No. 440/21, respectively, for the megavolt-amperes exchanged with the grid when required, in addition to the prices for operated energy.

As regards energy generated from unconventional sources, a single remuneration value was set irrespective of the source used:

Remuneration	SRRYME No. 1/19 (US$ / MWh)	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)
Generated energy	28	1,680	2,167

Energy generated before commissioning will be remunerated by the Agency in Charge of Dispatch at 50% of the above-mentioned remuneration.

2.1.4.3 Transitory additional remuneration

On November 2, 2021, SE Resolution No. 1,037/21 provided as follows: (i) the creation of an exports account in the WEM’s stabilization fund for the accumulation of income from electricity export transactions conducted by CAMMESA, as from the economic transactions for the month of September 2021, for the financing of energy infrastructure works; and (ii) the transitory recognition of an additional remuneration to the one established by SE Resolution No. 440/21 for the economic transactions comprised between September 1, 2021 and February 28, 2022. On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that covered generators have a 70% utilization factor, therefore, 100% of the power capacity remuneration would be paid, and added an amount of $ 1,000/MWh for exported energy, which will be distributed proportionately to the energy generated monthly by each generator.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4.4 Suspension of contracts within the MAT

The suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) provided for by SE Resolution No. 95/13 remains in effect.

2.1.5 Fuel supply for thermal power plants

On November 6, 2018, SE Resolution No. 70/18 was published in the BO, which empowered generating, co-generating and self-generating agents within the WEM to acquire the fuels required for own generation; this resolution superseded SE Resolution No. 95/13, which provided that fuel supply for electric power generation would be centralized in CAMMESA (with the exception of generation under the Energy Plus regime). Under the scheme set forth by SE Resolution No. 70/18, the cost of generation with own fuels was valued according to the mechanism for the recognition of the Variable Production Costs recognized by CAMMESA. During its term of validity, CAMMESA remained in charge of the commercial management and the dispatch of fuels for generators that did not or could not make use of this option.

In the seasonal programming conducted on November 12, 2018, the Company opted to make use of the self-supply option, and allocated a significant part of its natural gas production as an input for the dispatch of its thermal units.

On December 27, 2019, the Ministry of Productive Development passed Resolution No. 12/19, abrogating, effective as from December 30, 2019, SE Resolution No. 70/18, and re-establishing the validity of section 8 and section 4 of SE Resolutions No. 95/13 and 529/14, respectively, thus restoring the centralized scheme in CAMMESA for the supply of fuels for generation purposes (except for generators under the Energy Plus regime and with Wholesale Power Purchase Agreements under Resolution SE No. 287/17).

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.2.2.1.2), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

SE Resolution No. 354/20 established the gas volumes CAMMESA should prioritize in the electricity dispatch. In this sense, firm volumes to be used by CAMMESA were defined, including: i) volumes corresponding to contracts entered into by CAMMESA with producers acceding to the GasAr Plan; ii) volumes corresponding to contracts executed by adherent producers with generators acceding to the centralized dispatch (these volumes will be discounted by the adherent producers from the applicable quota for which they should enter into contracts with CAMMESA under the GasAr Plan) and; iii) volumes to meet the Take or Pay (“TOP”) obligations under the supply agreement entered into between IEASA and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”).

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the TOP obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: Generators, Self-generators and/or Co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by IEASA. If a generator with a fuel stocking obligation optionally acquires from IEASA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the Daily Maximum Amount (DMA) less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: Generators, Self-generators and/or Co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.
(v)	Dispatch Priority 5: Generators, Self-generators and/or Co-generators supplied with a gas quota from the unassigned, spot natural gas contracts from any source, acquired by CAMMESA and/or the Generator, according to the supply source. In the case of a generator with its own fuel, the maximum amount to be acknowledged will be the corresponding reference prices.

As regards the costs associated with the supply of these fuels, it was established that the electricity demand will bear, among others, the regulated transportation costs, the cost of natural gas and the applicable TOP obligations.

Generating agents that kept the possibility to purchase their fuel supply (agents under the Energy Plus regime or with Wholesale Purchase Agreements under Resolution SE No. 287/17) could opt in or out of CAMMESA’s unified dispatch, through the operating assignment of the contracted firm transportation and gas volumes, which impact the assigned priority order. Under such assignment, agents should waive all claims regarding the application of SE Resolution No. 354/20.

In the specific case of generators with Wholesale Power Purchase Agreements under SE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm transportation and gas volumes committed to supplying Genelba Plus’ CC and Energy Plus contracts, setting certain guidelines for calculating fuel costs to support its Energy Plus contracts.

In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the Wholesale Power Purchase Agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.6	Seasonal Programming

SE Resolution No. 24/21, published in the BO on January 15, 2021, approved the seasonal programming for the November 2020-April 2021 period. Seasonal prices remained unchanged until the month of April 2021, with reference prices being those in effect since 2019. In turn, the stabilized price set by SSEE Provision No. 75/18 for transmission in the extra high voltage system and the distributor-based main distribution price have remained unchanged.

As from April 2021, pursuant to SE Resolution No. 131/21 (amended by SE Resolutions No. 154/21 and 204/21), the reference price for power for the Distributor’s Large Users peak demand increases by 89% (except for public health and education organizations and agencies), reducing the gap with the actual cost and, consequently, subsidies. The remaining prices for electricity applicable to the end demand have not been modified.

On May 11, 2021 and November 1, 2021, SE Resolutions No. 408/21 and No. 1,029/21 were published, which approved the final seasonals reprogramming for winter (May 2021 – November 2021) and summer (November 2021 – April 2022), respectively, keeping unchanged the reference prices current as of April 30, 2021, and the stabilized price for the high-voltage and main distribution electricity transmission service established by SSEE Provision No. 75/18.

Later, SE Resolution No. 40/22, was published in February 2022, issued new reference prices for Distributor’s Large Users with increasing ranging between 13% and 24% according to the time of the day, and approved unsubsidized prices. It also maintained the values of the stabilized price for the high-voltage and main distribution electricity transmission service set by SSEE Provision No. 75/18.

SE Resolution No. 105/22, effective from March 1, 2022, increased energy reference prices for customer categories not subject to increases under SE Resolution No. 40/22, that is, public health and education entities, general and residential demand. Increases ranged between 34 and 50% for the WEM and between 10% and 20% for the Wholesale Electricity Market of Tierra del Fuego System. Additionally, new values were set for the stabilized price for the high-voltage and main distribution electricity transmission service, abrogating prices established in SSEE Provision No. 75/18.

2.1.7 Restructuring of Federal Government’s assets in the energy sector

The Federal Government has modified the policy adopted by the previous administration regarding the restructuring of assets in the energy sector, and has abrogated DNU No. 882/17, which provided for the sale of CTEB, CT Brigadier López, CT Manuel Belgrano II, IEASA’s stake in CITELEC, the Federal Government’s stake in Central Dique; CTG, Central Puerto, CT Patagónicas, TRANSPA, Dioxitek, and the Federal Government’s rights in TMB, TSM, Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown. In the opinion of the Company’s Management, this abrogation would not affect the rights acquired by the Company under CTEB’s goodwill transfer process.

Additionally, it provided for the transfer to IEASA of TMB and TSM’s shares held by the Federal Government. Earnings received by IEASA must be invested in energy infrastructure projects.

Finally, it granted to IEASA the exploratory permits for the MLO_115 and MLO_116 offshore areas and provided for the issuance of National Treasury guarantees as collateral for the contract for the acquisition of natural gas entered into with Bolivia.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2	Oil and gas

2.2.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

(i)	Sets the terms for exploration permits:
-	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years;
-	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years; and
-	Continental shelf and off-shore exploitation: the basic term is divided into two periods of three years each, plus an optional extension of one year each.
(ii)	Sets the terms for exploitation concessions, extensible for 10-year terms:
-	Conventional exploitation concession: 25 years;
-	Unconventional exploitation concession: 35 years; and
-	Continental shelf and off-shore exploitation concession: 30 years.
(iii)	Sets transportation concessions will be granted for the same term than that granted for the originating exploitation concession.
(iv)	Sets prices for payments of exploration and exploitation levy and empowers the enforcement authority to establish the payment of extension and exploitation bonds.
(v)	Establishes a 12% royalty payable by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.
(vi)	Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.
(vii)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On its part, the Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for the granting of Hydrocarbons Unconventional Exploitations Concessions (“CENCH”) in this province, instrumented through Resolution No. 53/20 dated July 1, 2020 and Resolution No. 142/21 dated November 24, 2021, and later ratified by Provincial Executive Order No. 2,183/21 in December 2021. Companies may request a CENCH based on a development project that will include a pilot plan for a term of up to five years to demonstrate its technical and economic feasibility. Furthermore, if companies request the inclusion in the CENCH of a surface larger than that assigned to the approved pilot plan, the payment of a block extension bond should be included, which value will be associated with the resources expected to be recovered in the extended block, considering the basin’s average price over the last two years. Besides, while the CENCH is in effect, companies should submit continuous development plans and investment commitments, updated annually.

2.2.2 Gas Market

2.2.2.1 Natural Gas Production Promotion Programs

2.2.2.1.1 Gas Plan II

In November 2013, pursuant to Resolution No. 60/13, the Committee created the Gas Plan II covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and penalties for the importation of LNG in case of breach of the committed volumes. Resolution No. 60/13, as amended (Resolutions No. 22/14 and No. 139/14), established a price ranging from US$ 4/MBTU to US$ 7.5/MBTU, based on the highest production curve attained.

In view of the receivables recorded by the Company in 2017 under the above-mentioned plan were not timely collected, on April 3, 2018, MINEM Resolution No. 97/18 established a procedure for the cancellation of compensations pending settlement and/or the payment of year 2017, payable in thirty monthly consecutive installments as from January 1, 2019. Beneficiary companies opting for the application of the procedure should state their decision to accede, waiving all present or future administrative and/or judicial actions, remedies, rights or claims regarding the payment of such obligations.

On May 2, 2018, the Company filed with the Ministry of Energy the application form to adhere to the payment procedure set forth by MINEM Resolution No. 97/18, expressing its consent to and acceptance of its terms and scope.

On February 21, 2019, SE Resolution No. 54/19 instrumented the cancellations by delivering public debt bonds accruing no interest and repayable in 29 monthly and consecutive installments. For this reason, on April 17, 2019 and July 16, 2019, bonds were credited in favor of the Company for a face value of US$ 89 million and US$ 54 million, respectively. As of December 31, 2021, the Company has collected all the installments contemplated as amortizations.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.1.2 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On November 16, 2020, Executive Order No. 892/20 was published in the BO, which approved the GasAr Plan to foster the development of the Argentine gas industry based on a bidding mechanism, and instructed the SE to instrument such plan and to set the applicable complementary and clarifying rules. The most relevant aspects of this executive order include as follows:

(i)	During its term of validity, as from May 2021, each signatory producer commits to supply an injection equal to or higher than the average injection for the May-July 2020 quarter per basin.
(ii)	For off shore production, an additional term of 4 years is established (8 years in total), and the differential between the base production and the actual production will be offset with imported gas or injections exceeding those committed during the months of June, July and August of the first 4 years of the GasAr Plan.
(iii)	Beneficiaries of other plans wishing to take part in the bid should file the waiver provided for in the regulation to be timely approved by the enforcement authority.
(iv)	The SE will determine, with the assistance of ENARGAS and through a process including actual civic participation, the price for which the natural gas service providers may request the implementation of a tariff update on account of variations in the price of the natural gas purchased, which may be equal to or lower than the market price. The differential between the price determined by the enforcement authority and that offered will be borne by the Federal Government in the form of a compensation.
(v)	The Federal Government undertakes to create a guarantee fund.
(vi)	The recognition of tax credits subject to regulation.
(vii)	The BCRA will establish appropriate mechanisms to facilitate access to the MLC, provided: funds have been entered through the MLC; and they are “genuine transactions” conducted after the entry into effect of the executive order and destined to the financing of projects under the GasAr Plan.

On November 23, 2020, the SE, through Resolution No. 317/20, launched the “National Public Call for Tenders for the Argentine Natural Gas Production Promotion Plan – 2020-2024 supply and demand scheme” for the award of a volume of 70 million m3 of natural gas per calendar year (CAMMESA plus distributors), which may be modified by the SE to guarantee an optimal domestic supply.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The contract samples stipulated a Deliver or Pay (“DOP”) obligation of 100% per day for producers and a TOP obligation of 75% per month for CAMMESA and per quarter for distributors. Regarding the payment of contracts with distributors, the Federal Government will bear the monthly difference between the price tendered and that resulting from the tariff schemes through a subsidy payable directly to producers. Under Law No. 27,591, payment of this subsidy is secured by Tax Credit Certificates, which were regulated by SE Resolution No. 125/2021 and AFIP General Resolution No. 4,939/2021.

Additionally, to access the GasAr Plan producers submitted a plan of investments necessary to maintain the committed production and a national added-value commitment providing for the development of direct local, regional and national suppliers.

On December 15, 2020, Resolution No. 391/20 was published in the BO, awarding the natural gas volumes tendered under GasAr Plan, Round I. In this sense, out of a total natural gas base volume of 67.42 million m3/day to be purchased, in terms of tendered volume, the Company ranked third in the Neuquina Basin, with an awarded base volume of 4.9 million m3/day at an annual average price of US$ 3.60/MBTU for a term of four years effective as from January 1, 2021. Additionally, the Company has been one of the three producers tendering an additional volume for the winter period, with the award of 1 million m3/day at US$ 4.68/MBTU, a volume deemed indispensable to accompany the high seasonality of the Argentine demand, reducing gas imports, the consumption of alternative fuels, and the use of foreign-currency reserves.

On March 9, 2021 Resolution No. 169/21 was published in the BO, which awarded natural gas volumes offered under the GasAr Plan, Round II Tender. In this sense, the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, and 0.86 million m3/day to meet the winter peak demand for the years 2022 through 2024, at a price of US$ 4.68/MBTU.

Under Resolution No. 984/21 dated October 19, 2021, the SE called for Round III under GasAr Plan for 2022 through 2024 inclusive, with injection starting in May 2022. The resolution determined that the cap price for tenders is the maximum price tendered under Round I. The Company took part in this call, tendering 2 million M3/day for the Neuquina basin at a price of US$ 3.347/MBTU; on November 11, 2021, the SE issued Resolution No. 1,091/21, awarding the tendered volumes and prices.

The awards granted to the Company represent a commitment of 11 million m3/day for the 2022-2024 winter periods and 9 million m3/day for the 2022-2024 summer periods; compared to 2020, it represents a 56% increase in winter production, the periods with the largest gas supply needs in the country. Based on the gas demand curve projected by the SE, the Company has entered into contracts with CAMMESA, IEASA, and the distributors, which are in effect from January 2021.

It is worth highlighting that this positioning minimizes contractual demand risks and makes it feasible for the Company to make a strong investment commitment, which will amount to approximately US$ 250 million over the four years of validity of GasAr Plan.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.2 Natural gas for the residential segment and CNG

2.2.2.2.1 Natural gas price within the Transportation System Entry Point (“PIST”)

In mid-February 2019, a call for tenders was launched to supply natural gas to distribution companies on a firm TOP and DOP basis for up to 70% of the maximum daily volume, effective for 12 months as from April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April 2019– September 2019) and summer (October 2019 – April 2020), respectively, at an average price of US$ 4.35/MBTU. For the other basins, 36.1 and 14.4 million m3/day were assigned for the winter and summer, respectively, at an average price of US$ 4.62/MBTU.

Under ENARGAS Resolution No. 72/19, producers’ billing to distribution companies considered BNA’s average foreign exchange rate for the first 15 days of the month immediately preceding the beginning of each seasonal period (or, if lower, the exchange rate stipulated in the agreements). However, the exchange rate update applicable to the summer seasonal period (October 2019 - April 2020) was deferred several times. From April 2020, given the devaluation of the peso, added to the tariff freeze established by the Solidarity Law, pricing agreements were based on the range recognized in ENARGAS’ tariff schemes.

In December 2020, the call for tenders under GasAr Plan was conducted, agreeing on supply to gas distributors and power plants for the 2021 – 2024 period for a total of 67.4 million m3/day, 35% of which will be destined for distributors. The average tendered annual base price was US$ 3.5/MBTU, and an additional winter volume of 3.6 million m3/day was awarded at a yearly average base price of US$ 4.7/MBTU, exclusively destined to the priority demand. Pampa tendered and was awarded under this call.

2.2.2.3 Acquisition of Natural Gas for Generation

Since November 2018, the Company opted to make use of its self-supply capacity, during the term of SE Resolution No. 70/18, and has destined a significant part of its natural gas production to its thermal units’ dispatch (see Note 2.1.5).

From December 30, 2019, with the abrogation of SE Resolution No. 70/18, CAMMESA’s centralization scheme for the supply of fuels for generation was restored (except for generators with Energy Plus and SE Res. No. 287/17 contracts). Since then, CAMMESA has launched successive calls for tenders to cover its monthly consumption. Moreover, from 2021, most gas supplies to CAMMESA are channeled through GasAr Plan, for the volumes committed under this program over a term of 4 years.

In addition to GasAr Plan, in 2021 CAMMESA continued calling for tenders on a monthly basis, at a maximum price of US$ 2.3/MBTU until April and US$ 3.5 until August, on an interruptible basis for GasAr Plan awardees and under a 30% DOP clause for the rest. However, from September 2021 these calls were declared unawarded. Moreover, since mid-July 2021 CAMMESA launched biweekly calls for tenders by GasAr Plan awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in the plan’s Round I. In 2021, an average of 25.2 million m3/day were awarded at a price of US$ 3.4/MBTU.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.4 Natural Gas Exports

The procedure for the authorization of natural gas exports established by SE Resolution No. 417/19 —with the security of supply to the Argentine domestic market being a condition in all cases— was in effect until the end of April 2021. It is worth mentioning that the exported volume did not qualify for calculating the incentive for domestic production increase encouragement programs.

Under this proceeding, in November 2020 the Company was granted permits to export gas to different customers in Chile on an interruptible basis, expiring between April 2021 and January 2022.

On April 27, 2021, SE Resolution No. 360/21 regulated the new procedure for the authorization of natural gas exports. This resolution contemplates exports on a firm and preferential basis for GasAr Plan’s awardees, and sets a minimum sale price equivalent to the summer price awarded in Round I. In this manner, the Company, as an awardee under GasAr Plan, may make firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin and with the prior approval of the applicable authority.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Besides, between September and December 2021, new interruptible permits to Chile, Brazil, and Uruguay were added, with expirations between November 2022 and December 2024.

It is worth highlighting that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, stipulated an export duty exemption as long as the international Brent price was equal to or below US$ 45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$ 60/bbl. Since February 2021, the rate has remained at 8%.

2.2.2.5 “TransportAr National Production” Pipelines System Program

On February 9, 2022, SE Resolution No. 67/22 was published in the BO declaring the construction of “President Néstor Kirchner Pipeline” of national public interest. This pipeline will transport natural gas through the Province of Neuquén, the Province of Buenos Aires, and the Province of Santa Fe.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Moreover, this resolution created the “TransportAr Production Gas Pipelines System Program” (the “Program”) to execute the works necessary to expand the system’s transportation capacity and to promote development, production growth, and natural gas self-supply, among other objectives. The Program included a list of pipeline works to be executed by IEASA or through third parties.

Later, DNU No. 76/22, published on February 14, 2022, granted IEASA a 35-year transportation concession of President Néstor Kirchner pipeline under Law No. 17,319.

Moreover, IEASA, as principal, was granted the power to contract, plan, execute and call for tenders for the construction of the infrastructure works under the Program. IEASA may enter into transportation capacity freely-negotiated agreements with producers and/or carriers to construct or expand all or part of the pipeline. This transportation capacity will not be covered by tariffs approved by ENARGAS, which will apply to the remaining transportation capacity not committed under these agreements. This DNU grants YPF priority to hire the capacity that can be freely negotiated by IEASA. Moreover, IEASA may fully or partially assign ownership of its concession to YPF.

Besides, the “Argentine Gas Development Fund” administrative and financial trust was created, with IEASA as trustor and beneficiary, to finance works under the Program, including the repayment of principal and interest services of the trust securities to be issued thereunder. The trust estate administrator and trustee will be Banco de Inversión y Comercio Exterior S.A.

2.2.3 Oil market

2.2.3.1 Crude oil price

As of this date, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies are validating prices below the export parity.

Just as with natural gas exports, a crude oil export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$ 45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognized when the reference price equals or exceeds US$ 60/bbl. Since February 2021, the rate has remained at 8%.

2.2.3.2 Hydrocarbon exploration and exploitation levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. Exploitation permits will amount to $ 4,500 and exploration permits, to $ 250 in the first period, $ 1,000 in the second period of the basic term, and $ 17,500 during the first year of the extension (with a 25% annual cumulative increase). It is worth highlighting that up to 10% of the levy value payable in the second period of the basic term and the extension may be offset with actual investments per km2.

On September 26, 2019, the Province of Neuquén, pursuant to Provincial Executive Order No. 2,032/19, published new levy values per km2 or fraction effective for this province from 2020. The exploitation levy was set at $ 22,410, and the exploration levy at $ 1,245 for the first period, $ 4,980 for the second period, $ 7,470 for the third period, and $ 87,150 for the extension period.

From 2021, PEN Executive Order No. 771/20 set a maximum levy in pesos equivalent to a certain volume of oil at the average price for the semester before settlement, at BNA’s exchange rate effective on the last business day before payment.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

This scheme is applicable nationwide (including the Province of Neuquén, which acceded to it under Provincial Executive Order No. 1,656/20). Exploitation permits amount to 8.28 barrels and exploration permits to 0.46 barrels in the first period, 1.84 barrels in the second period of the basic term, and 32.22 barrels in the extension period.

2.3	Gas Transportation

2.3.1 TGS’s Tariff situation

On March 30, 2017, within the framework of the tariff renegotiation process, TGS executed the 2017 Integral Agreement which, after being approved by the different intervening government agencies and the National Congress, was ratified on March 27, 2018, through PEN Decree No. 250/18. This decree represents the conclusion of the RTI process and terminates all transitional agreements celebrated by TGS, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License, among these guidelines approved: (i) a tariff increase was granted in installments for TGS as from April 1, 2017; (ii) a Five-Year Investment Plan to be executed by TGS between April 2017 and March, 2022; and (iii) a non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments considering WPI published by INDEC subject to ENARGAS’ approval.

In the public hearing held on September 4, 2018, in which TGS requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/18 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018. ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution No. 4,362/17, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS of its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/19 approved, effective as from April 1, 2019, a 26% increase in tariff schemes applicable to the natural gas transportation utility by TGS current as of March 31, 2019. In accordance with current regulations, ENARGAS considered the evolution of the IPIM update index between the months of August 2018 and February 2019 to define six-monthly adjustments to TGS’ tariffs.

As regards the semi-annual tariff update which should have become effective as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/19, later amended by Resolution No. 751/19, postponed its application until February 1, 2020. This deferral resulted in the revision and adjustment of the Five-Year Investment Plan execution, in the same proportion as the foregone income for TGS.

Subsequently, the Solidarity Law provided that natural gas transportation and distribution tariffs would remain unchanged for a term of 180 days as from December 23, 2019. In this sense, the PEN is vested with the power to renegotiate them, whether under the current RTI or through an extraordinary review pursuant to the provisions of the Natural Gas Law.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On June 9, 2020, pursuant to Resolution No. 80/20, the ENARGAS created the Coordination and Centralization Committee —Act No. 27,541 and Executive Order No. 278/20— with the mission of coordinating the Integral Tariff Structure Review provided for in section 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Executive Order No. 543/20 provided that natural gas transportation and distribution tariffs would remain unchanged for an additional term of 180 calendar days, that is, until December 16, 2020.

By provision of the Emergency Executive Order No. 1,020/20, the ENARGAS, commissioned by the PEN, launched the renegotiation of the RTI finished in 2018, which may not exceed a term of 2 years. Until then, renegotiation agreements in force are suspended. The renegotiation will be conducted by ENARGAS ad referendum to the PEN.

Furthermore, Executive Order No. 1,020/20 extends the tariff freeze for an additional term of 90 calendar days or until the approval of the transitory tariffs. It is worth highlighting that all the agreements, whether transitory or general, entered into with the Federal Government will have to contemplate the public hearing proceedings established by the current regulations and be authorized by the different governmental bodies.

Additionally, the Solidarity Law and Decree No. 1,020/20 provide for the administrative intervention of the ENARGAS.

The public hearing called by ENARGAS to discuss the RTT pursuant to the provisions of Executive Order No. 1,020/20 took place on March 16, 2021. In this respect, TGS, without waiving the whole of its percentage share of tariff recomposition, alternatively submitted in the hearing its tariff increase proposal, assessed at 58.6% as from April 1, 2021. This increase was assessed based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase only contemplates the funds necessary to meet its obligations as licensee.

Additionally, TGS denied and dismissed the arguments raised in the public hearing, which considered that the current natural gas transportation tariff is not fair or reasonable given the alleged existence of serious flaws in the administrative acts resulting from the proceedings for the last RTI established for TGS.

On April 28, 2021, ENARGAS submitted to TGS the 2021 Transitional Agreement pursuant to Executive Order No. 1,020/20, which: (i) does not grant a transitory tariff update, keeping unchanged the tariff schemes approved by ENARGAS in April 2019; (ii) provides that, as from May 2021 and until the Final Renegotiation Agreement enters into effect, ENARGAS will recalculate the transportation tariffs effective at the time, with validity as from April 1, 2022.; (iii) does not establish a mandatory investment plan; and (iv) establishes the prohibition to distribute dividends, early cancel financial and commercial debts taken on with shareholders, acquire other companies, or grant loans.

On April 30, 2021 and through a note sent to this body, TGS expressed that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for TGS to enter into the 2021 Transitional Agreement Project.

Later, on June 2, 2021, ENARGAS issued Resolution No. 149/21 approving an RTT 2021 for TGS effective as from that date and under the same terms of the project timely submitted on April 28, 2021.

In July 2021, TGS filed motions for reconsideration, subsidiarity filing a hierarchical appeal, before the PEN, the National Ministry of Economy and ENARGAS according to the respective jurisdictions of each of these bodies in the passing of the regulations associated with Resolution No. 149/21, requesting the declaration of nullity of the RTT 2021 and the reinstatement of the RTI.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The challenges are based on: (i) the illegality of Executive Order No. 1,020/20, as it does not observe the delegation lines provided for by Act No. 27,541 and, as a DNU, does not meet the requirements established by the Constitution for the dictation of this regulation; (ii) the extension of the emergency period beyond that established by the Congress; (iii) the tariff renegotiation under Act No. 24,076 is not performed; (iv) the disregard for the principle of fair and reasonable tariffs, and the rights acquired by TGS under the License, the Contractual Adjustment Memorandum of Understanding and the RTI; and (v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations provided for by both the Administrative Procedures Act and the License Basic Rules.

In turn, the restrictions on the management and administration of TGS have been challenged for lacking legal justification, as the emergency declared by Act No. 27,541 only empowered the PEN to renegotiate the RTI, but not the License. The challenges and the request for reinstatement of the RTI have been filed notwithstanding TGS’s right to the payment of the compensations it is entitled to on account of the breach of the RTI as from April 2019.

On November 15, 2021, TGS filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. This presentation seeks to request compensation due to TGS for the non-application of the semi-annual adjustment methodology set by the RTI and approved by Resolution 4,362 between October 1, 2019 and June 1, 2021.

Moreover, TGS seeks compensation for the damages sustained by the freeze resulting from the failure to apply the semi-annual adjustment methodology set by the RTI for this period.

On January 19, 2022, a new public hearing was held within the framework of ENARGAS Resolution No. 518/21 to address the transition tariff update under Executive Order No. 1020/20. In this hearing, aiming to reach a final renegotiation agreement and restore the economic and financial equation, TGS requested a transition tariff adjustment in two stages for 2022 for a total of 106%, given the evolution of operating costs and the main macroeconomic indicators.

Later, on February 1, 2022, TGS received from ENARGAS a proposed Renegotiation Transition Agreement (the “RTT 2022”), which was approved by TGS’s Board of Directors on February 2, 2022, and by the applicable governmental bodies on February 18, 2022. The RTT 2022 includes certain terms similar to the RTT 2021, with the specific provision that it grants TGS a 60% tariff increase effective from March 1, 2022.

The RTT 2022 was ratified by the PEN through Executive Order No. 91/22, effective from February 23, 2022. On February 25, 2022, ENARGAS Resolution No. 60/22 was published in the BO, launching the tariff schemes contemplated in the RTT 2022.

It is worth highlighting that, as provided in the RTT 2022, TGS undertook not to initiate new claims, remedies, lawsuits, or any kind of actions; and/or to suspend, keep suspended or extend the suspension of all claims and remedies associated in any way with the current RTI renegotiation, Law No. 27,541, Decrees No. 278/20 and No. 1,020/20.

As of the issuance of these Financial Statements, TGS is working jointly with ENARGAS to conduct the RTI process that will allow the company to receive a fair and reasonable tariff in line with the provided natural gas transportation utility service.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2 Regulatory framework of the segment of Production and Marketing of Liquids

2.3.2.1 Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

GLP domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply.

In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually by the SRH. On March 30, 2015, the PEN issued Decree No. 470/15, regulated by SE Resolution No. 49/15, which created the “Household Plan” and sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the GLP producers to supply at a fixed price with a quota assigned to each producer. Additionally, payment of compensation to the Household Plan participating producers was established.

Executive Order No. 311/20, set maximum reference prices for the sale of LPG, which TGS sells in the domestic market, remained unchanged for a term of 180 calendar days as from its issuance in march 2020. On October 19, 2020, the SE passed Resolution No. 30/20 increasing the price of these products to $ 10,885, and in 2021, the SE passed Resolution No. 249/2021, increasing prices to $ 12,626.60 from April 6, 2021.

In this context, TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE.

As it has been previously mentioned, participation in the Household Plan results in economic and financial damage to TGS, since under certain circumstances products would be sold at prices below their production costs.

As of December 31, 2021, the Argentine Government owes TGS $ 1,246,168 under these items.

2.3.2.2 Foreign market

Executive Order No. 488/20 regulated the rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, which ranges between 0% and 8% depending on the price of the “ICE Brent first line” barrel. If this price is below US$ 45, the rate is 0%. Instead, if the price equals or exceeds US$ 60, an 8% rate is paid, and the rate is variable if the price is between US$ 45 and US$ 60.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.4	Transmisión

2.4.1 Transener and Transba tariff situation

The Solidarity Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, and contemplates the possibility to perform an extraordinary review of the current RTI for a maximum term of up to 180 days.

In 2020, the ENRE did not apply Transener’s semi-annual tariff update mechanism established in the RTI, being the tariff scheme in force the one resulting from the August 2019 update.

In this sense, on December 16, 2020, pursuant to Executive Order No. 1020/20, the Federal Government established the beginning of the renegotiation of the current RTI for the electricity and natural gas transportation and distribution utility services, which proceeding may not exceed a term of 2 years. Until the conclusion of each renegotiation, all Agreements corresponding to the respective RTIs in effect will be suspended within the scopes determined in each case by the Regulatory Entities for reasons of public interest. The transitory and final agreements will be entered into with the ENRE or ENARGAS, and the Ministry of Economy ad referendum to the PEN. Furthermore, the electricity tariffs maintenance term established in section 5 of Law No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework was extended for 90 calendar days, or until the entry into effect of the new transitory tariff schemes resulting from the RTT.

On January 19, 2021, through Resolution No. 17/21, the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a RTT until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for the information necessary to begin this process was received, and Transener has complied with this requirement, prioritizing the operating costs and capital expenditures required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE called for a Public Hearing for March 29, 2021 to provide information and gather feedback on the RTT for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

On April 14, 2021 the Public Hearing Closing Report was published in the BO, continuing the negotiations with the ENRE in order to reach a RTT for the RTI.

On January 26, 2022, Resolution No. 25/22 was published in the BO, through which the ENRE convened a new public hearing on February 17, 2022 in order to discuss, among other issues, the proposal for transportation companies for the transitory adjustment of tariff, that were unchanged since August 2019.

On February 25, 2022, the ENRE issued Resolutions No. 68/22 and 69/22, which approves the new hourly remuneration, effective as from February 1, 2022, establishing an increase of 25% and 23% with respect to remuneration effective as from August 2019, for Transener and Transba, respectively. Considering the difference between the financial economic projections presented and the remuneration finally approved by the ENRE, a request for a view of the file and a preliminary challenge were submitted. In addition, both resolutions will be appealed by Transener and Transba.

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Besides, on July 3, 2018 the ENRE informed of the launching of the proceeding for the determination of the remuneration of Independent Transmission Companies in the exploitation stage: TIBA (Transba), the Fourth Line (Transener), YACYLEC and LITSA. In this respect, on October 8, 2018, information on costs, investments and tariff claims corresponding to the Fourth Line and TIBA were submitted to the ENRE. As of issuance of these Consolidated Financial Statements, the ENRE has not issued a resolution with the results of the analysis of the requested information.

2.5	Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets.

In early 2021, the BCRA provided for a series of measures aiming to ease access to the MLC, specifically to: (i) favor the exchange or financing of foreign private-sector liabilities entered and settled through the MLC and concerted as from January 7, 2021, (ii) transfer foreign currency abroad as earnings and dividends to non-resident shareholders, as from the second anniversary of the investment, for transactions entered and settled through the MLC and destined to the financing of projects under GasAr Plan (see Note 2.2.2.1.2), among other issues. However, the BCRA later extended the validity of the measures established in 2020 and adopted new restrictions to access the MLC.

In this sense, it remains in force the obligation to file an affidavit to access the MLC in terms of expenditures without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it have liquid foreign assets available was requested for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, but include reserve or guarantee funds created under debt contracts or transactions with derivatives entered into abroad and that may not be used, an additional affidavit should be submitted. To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it is maintained the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020.

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As regards transactions with stock market assets, restrictions on exchange transactions and the acquisition of securities issued by non-residents were extended, providing as follows: (i) the restriction, as from the moment access to the MLC is requested, to sell in the country securities issued by residents involving settling in foreign currency or exchanging securities issued by residents for foreign assets or their transfer to depository institutions abroad, or the acquisition in the country involving settlements in pesos of securities issued by non-residents for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that security transactions concerted abroad and securities acquired abroad may not be settled in pesos in the country. Moreover, if the customer is a legal entity, as an additional requirement to access the MLC, it also provided for an additional affidavit stating: (a) details of the individuals or legal entities exercising a direct control relationship over the customer, according to BCRA’s regulations; and (b) that on the day access to the MLC is requested and in the previous 90 calendar days, no local-currency funds or other liquid domestic assets have been delivered in Argentina to any individual or legal entity exercising a direct control relationship over it, except for those directly associated with regular transactions for the acquisition of goods and/or services. The requirement stated in item (b) will be deemed duly met if the customer submits an affidavit regarding transactions with securities of each individual or legal entity pursuant to the current exchange regulations.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments to import certain goods abroad or cancel the principal of debts originating from the import of goods by companies. Additionally, before executing payments for the import of goods, entities should verify that the affidavit requested from the customer is compatible with BCRA’s existing data. Besides, the need for BCRA’s prior authorization to access the MLC was extended until June 30, 2022 inclusive in the following cases: (i) the cancellation of principal of foreign financial debts with foreign affiliates, and (ii) payments for the import of certain goods, unless certain conditions are met, such as the presentation of an affidavit by the customer declaring that the total amount of payments associated with the goods imports transacted through the MLC does not exceed US$ 250 thousand; or in the case of a deferred payment for the import of goods for transactions shipped from July 1, 2020, or which, having been previously shipped, had not arrived in the country before that date; or a sight payment or payment of commercial debts without a customs entry registration for the import of supplies to manufacture goods in the country.

Furthermore, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until June 30, 2022, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

Additionally, the BCRA created a registry of foreign exchange information of goods exporters and importers as a requirement to access the MLC to perform forex outflow transactions, including swaps and arbitrations. The Company has been declared an obliged subject by the BCRA; it has completed its enrollment in this registry and is under a duty to report any change in the recorded information within 15 business days of its occurrence.

Finally, the BCRA extended, under the same definitions and conditions, the “Certification of increased exports of goods in 2021” for exporters of goods registering increases in 2022 compared to 2021. In the case of imports, as an additional requirement to access the MLC for the payment of services rendered by non-residents, it incorporated the presentation of a new affidavit made through the Integral Monitoring System for Payments to Foreign Payments for Services (SIMPES), except for certain transactions (freight services, governmental services, etc.).

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

2.6	Tax regulations - Main tax reforms

Pursuant to Act No. 27,430 and Act No. 27,541, several modifications were introduced in the tax treatment, the key components of which are described below:

2.6.1 Income tax

2.6.1.1 Income tax rate

Pursuant to Law No. 27,430, the income tax rate for Argentine companies would be gradually reduced from 35% to 30% for fiscal years beginning from January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020. However, Law No. 27,541 suspended the tax rate reduction planned for fiscal year 2020, keeping the rate at 30%.

On June 16, 2021, Act No. 27,630 was published in the BO, which modified the income tax rate effective for fiscal years starting as from January 1, 2021 inclusive. This modification provides for the application of a tiered rate scheme and, if applicable, a fixed tax according to the accumulated net taxable income tier: (i) for accumulated net income of up to $ 5 million, it establishes a 25% rate; (ii) for accumulated net income between $ 5 and $ 50 million, it establishes a fixed tax of $1.25 million plus a 30% rate over the surplus of $ 5 million; and (iii) for accumulated net income above $ 50 million, it establishes a fixed tax of $ 14.75 million plus a 35% rate over the surplus of $50 million. The accumulated net income amount will be adjusted yearly, as from January 1, 2022, taking into consideration the annual CPI variation published by the INDEC.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Effect of tax rate change in the deferred tax” under Income tax of the Consolidated Statement of Comprehensive Income (Note 10.6).

2.6.1.2 Tax on dividends

According to Law No. 27,430, the tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, are subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 would be subject to a 13% withholding.

However, due to the modifications introduced by Law No. 27,541 and Law No. 27,630, the 7% withholding rate remains unchanged for fiscal years beginning as from January 1, 2020.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.1.3 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the IPC published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed one hundred percent (100%) over the thirty-six (36) months preceding the closing of the fiscal period to be settled; alternatively, for the first, second and third fiscal year as from its effective date, this proceeding will apply in case the accumulated variation in such price index, calculated from the beginning of the first fiscal year to the closing of each fiscal year, are higher than fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the years 2018, 2019 and 2020, respectively.

Law No. 27,541 provides that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth (1/6) should be charged in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five immediately following fiscal periods.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable taking into consideration the annual guideline established by Act No. 27,430 (see Note 10.6).

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and have been approved for issue by the Board of Directors dated March 10, 2022. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies.

Comparative figures related to impairment of financial assets losses (including gains or reversal of impairment losses, if applicable), calculated in accordance with the policy described in Note 4, have been disclosed pursuant to IAS 1, in Consolidated Statement of Comprehensive Income to keep the consistency in the presentation with the amounts of the current year.

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 3: (Continuation)

The Company has revised its earnings per share, basic and diluted, as of December 31, 2020 and 2019 as compared to the numbers included in the originally issued financial statements due to an immaterial error in the calculation of the weighted average amount of outstanding shares. The impact of these changes is detailed below:

	As of December 31, 2020		As of December 31, 2019
	Previously reported	As revised	Previously reported	As revised
Weighted average amount of outstanding shares	40	1,572	48	1,799

Basic and diluted earning per share from continued operations	3.30	0.08	12.38	0.33
Basic and diluted (loss) earning per share from discontinued operations	(12.48)	(0.32)	2.04	0.05
Basic and diluted (loss) earning per share	(9.18)	(0.23)	14.42	0.38

Additionally, other reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these consolidated Consolidated Financial Statements are explained below.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2021 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2021:

-	Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation” and IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases” (amended in August 2020).
-	IFRS 16 – “Leases” (amended in March 2021).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company
-	IFRS 17 - “Insurance Contracts”: issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 1 - “Presentation of financial statements”: amended in January, July 2020 and February 2021. It incorporates amendments to the classification of liabilities as current or non-current and information to be disclosed on accounting policies. Amendments are applicable to fiscal years starting on or after January 1, 2023, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.

-	IFRS 3 – “Business Combinations”: amended in October 2020. It incorporates references to the definitions of assets and liabilities of the new Conceptual Framework and clarifications associated with contingent assets and liabilities incurred separately from those taken on in a business combination. It applies to business combinations as from January 1, 2022, and allows for its early adoption.

-	Annual Improvements to IFRS Standards – 2018-2020 Cycle: amendments were issued in May 2020 and are applicable to annual periods starting as from January 1, 2022. Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 16 – “Property, Plant and Equipment”: amended in May 2020. It incorporates modifications on the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and the conditions necessary for it to be capable of operating in the manner intended. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”: amended in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. Their application will not have a significant impact on the Company’s operating results or financial position.

-	IAS 8 - “Accounting Policies”: amended in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.

-	IAS 12 - “Income Tax”: amended in May 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving riso to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3	Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded in U.S. Dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates.

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognized within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

4.3.3 Group entities’ translation into functional currency

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of IAS 29 adjustment mechanism for hyperinflationary economies, on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

4.3.4 Classification of Other comprehensive income within the Company’s equity

The Company classifies and directly accumulates within equity, in the retained earnings line, the results generated by the application of the IAS 29 adjustment mechanism on the opening retained earnings, while the remaining results are presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

4.4	Principles of consolidation and equity accounting

4.4.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see Note 4.4.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.4.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.4.4 below), after initially being recognized at cost.

4.4.3 Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, according to IFRS 11 “Joint Arrangements”. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

4.4.3.1 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

4.4.3.2 Joint ventures

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost (see Note 4.4.4 below).

4.4.4 Equity Method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows: (i) goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is not amortised, and (ii) any excess of the net fair value over the cost is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss.

Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, together with any long-term interests that, in substance, form part of the net investment, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.9.

4.4.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	the fair value of the transferred assets,
(ii)	the liabilities incurred to the former owners of the acquired business,
(iii)	the equity interests issued by the group,
(iv)	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
(v)	the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values in the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of: i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.4.6 Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in “Other reserves” within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

4.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.6	Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period.

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost less any loss due to impairment, if applicable.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount, stated in terms of the measuring unit current at the disposal date.

4.6.1	Depreciation methods and useful lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	5 years
Furniture, fittings and communication equipment:	5- 20 years
Computer equipment and software:	3 years
Tools:	10 years
Gas Plant and Pipeline:	20 years

If appropriate, the depreciation method is reviewed and adjusted at the end of each year.

4.6.2 Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning in wind farms, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in profit or loss.

4.7	Intangible assets
4.7.1	Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired on the date of acquisition.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s CGU or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.7.2	Concession arrangements

Concession arrangements corresponding to hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on useful life, which corresponds to the life of each concession agreement.

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.7.3	Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life under the cost model. They are recognized at acquisition cost less any accumulated impairment.

4.8	Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations (see Note 4.6.2).

According to the successful efforts method of accounting, exploration costs (including geological and geophysical costs), excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

4.9	Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.10	Financial assets

4.10.1	Classification

The Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value, and
(ii)	those that are subsequently measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics.

Gains and losses from financial assets measured at fair value, will be recorded in the Statement of Comprehensive Income or in the Statement of Other Comprehensive Income.

Investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may make an irrevocable election at initial recognition to present subsequent changes in other comprehensive income. The Company's election was to recognize changes in fair value through profit and loss.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

4.10.2	Recognition

The conventional purchases and sales of financial assets are accounted for at settlement date. Financial assets are derecognized when contractual rights to the cash flows from the financial assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of ownership of the asset.

4.10.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognised in profit or loss and disclosed in “Changes in the fair value of financial instruments” within “Other financial Results. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognised or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures equity investments at fair value. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.10.4	Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost and financial instruments at fair value through other comprehensive income, if applicable.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

4.10.5	Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11	Trade and other receivables

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if applicable.

The Company recognises provisions for impairment on trade and other receivables based on expected credit loss model described in Note 4.10.4. Trade receivables are written off when there is no reasonable expectation of recovery. The Company considers the following default indicators: i) voluntary reorganization proceedings, bankruptcy or initiation of judicial demands; ii) insolvency implying a high impossibility of collection and iii) past due balances greater than 90 days.

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.12	Derivative financial instruments and hedging account

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques. Subsequent accounting of changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company may designate derivative financial instruments in the following categories:

(i)	fair value hedge of recognized assets or liabilities or over firm commitment (fair value hedge);
(ii)	cash flow hedges of a particular risk associated with recognized assets and liabilities and highly probable future transactions (cash flow hedges), or
(iii)	net investment hedge in foreign operation (net investment hedges).

At the beginning of the hedge relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, even if it is expected that changes in the cash flows of the hedging instruments offset changes in the cash flows of the hedged items. The Group documents its objective and risk management strategy to carry out its hedging operations.

Changes in the measurement of derivative financial instruments designated as cash flow hedge, which have been determined as effective, are recognized in equity. The gain or loss related to the ineffective portion is recognized immediately in profit or loss. Changes in the measurement of derivative instruments that do not qualify for hedge accounting are recognized in profit or loss.

The Company has not formally designated financial instruments as hedging instruments.

4.13	Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation business segment.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of income when the inventories are overstated.

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.14	Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset until fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. The gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation, that is, an item which has been disposed of or classified as held for sale; and (i) it represents a significant business line or geographic area which may be considered separate from the rest; (ii) it is part of a single coordinated plan to dispose of a significant business line or operating geographic area which may be deemed separate from the rest; or (iii) it is a subsidiary entity acquired solely for the purpose of reselling it; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

4.15	Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities in the Consolidated Statement of Financial Position and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16	Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts have been restated in terms of the measuring unit current as of December 31, 2018, with the exception of Share capital and Treasury shares, which represent the subscribed and paid in, and the outstanding treasury capital, respectively. The adjustment resulting from its restatement as of December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

As from the change in functional currency, on January 1, 2019 the Company discontinued the preparation and presentation of financial statements under IAS 29, and has considered equity figures expressed in terms of the measuring unit current as of December 31, 2018 as the basis for subsequent financial statements’ amounts.

4.16.1	Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

4.16.2	Share premium

It includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.
4.16.3	Legal reserve

In accordance with the Argentine Commercial Companies General Law, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16.4	Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

4.16.5	Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

4.16.6	Retained earnings

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, translation differences which are directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS.

General Resolution No. 593/11 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

4.16.7	Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4 and actuarial gains and losses for defined benefit plans and the related tax effect.

4.16.8	Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.17	Compensation plans

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

4.17.1	Compensations payable in cash:
(i)	Compensation Agreements – Senior Management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap over the Company’s adjusted operating income, approved by the Company’s Board of Directors on June 2, 2017 with the purpose of efficiently aligning the senior management’s interests with those of the Company and its shareholders. With the purpose of avoiding duplication, any analogous compensation paid to senior managers by any of the Company’s subsidiaries will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

The reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton financial valuation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

(ii)	Annual Variable Compensation, effective until 31 December 2020, granted to certain officers for the performance of technical and administrative duties amounting to 7% and 4% of the EBDA accrued until November 2020 and in December 2020, respectively (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of Petrolera Pampa S.A. ´s continuing business in Pampa. The Company recognized a provision (liability) and an expense for this EBDA Compensation estimated to pay based on the previously mentioned formula.
4.17.2	Compensations payable in shares

Stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares. The Company’s Board of Directors approved the market acquisition of own shares as a means of implementing the Plan (see Note 13.1).

The number of shares is calculated as from a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.18	Trade payables and other payables

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

4.19.1	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

4.20	Employee benefits
4.20.1	Short-term obligations

Payroll liabilities, including non-monetary benefits and accumulated sick leave expected to be settled in full within 12 months after the end of the reporting period in which the employees provide the associated service are recognized for the amount expected to be paid when the liabilities are settled. The liabilities are disclosed as Salaries and social security payable in the consolidated statement of financial position.

4.20.2	Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

Additionally, the Company operates several defined benefit plans. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The defined benefit liability recognized in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognized in other comprehensive income (loss) in the period in which they arise and past service costs are recognized immediately in the statement of income (loss).

4.21	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the Consolidated Financial Statements based on assumptions and methods considered appropriate and taking into account the opinion of Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability, as of the date of the financial statements. The increase in the provision due to the passage of time is recognised within other financial results.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity.

Contingent assets are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent assets, where the related inflows of economic benefits are estimated to be probable.

59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22	Revenue from contracts with customers
4.22.1	Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°440/21)

The Company recognizes revenues from i) power availability on a monthly basis as the different power plants are available to generate; ii) power generated in those hours of maximum technical requirement of the month; iii) energy generated and operated when the delivery of energy is effective, based on the price applicable depending on the technology of each plant and, in the case of thermal power plants, the application of the coefficient derived from the average usage factor over the last 12 months on the power capacity remuneration specified in the Resolution (see transitional measure in Note 2.1.2.3). Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

4.22.1.2 Revenues from supply agreements with CAMMESA (SE Resolution No. 220/07, SEE Resolution No. 21/16, SEE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

4.22.1.3 Revenues from sales contracts with large users within the MAT

The Company recognizes revenues from energy plus sales and renewable energy when the delivery of energy is effective based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.22.2	Oil and gas segment

The Company recognizes revenues from the sale of oil and gas, to third parties and intersegment, when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that could affect the acceptance of the product by the client. In all cases the transport of the gas is in charge of the client. Revenues from these sales are recognized based on the price by product specified in each contract or agreement to the extent that it is highly probable that a significant reversal will not occur.

Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 45 days, which is consistent with market practice.

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i) when the products are dispatched and transported by and in charge of the client, or,

(ii) when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the products according to the sale contract, the acceptance provisions have expired, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognized based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 29 days, which is consistent with market practice.

4.22.4 Holding and others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.23	Other Income
4.23.1	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The group did not benefit directly from any other forms of government assistance.

The Company recognizes revenues from natural gas production promotion or stimulus programs upon the actual delivery of gas and in accordance with the price established in the applicable regulation, only inasmuch as it is highly probable that there will be no significant reversal and the consideration is likely to be received, that is, to the extent that the procedure defined by the Government is formally complied with.

The recognition of revenues associated with the Argentine Natural Gas Production Promotion Plan (see Note 2.2.2.1.2) falls within the scope of IAS 20 as it involves a compensation as a result of the maintenance or increase in the committed production volume.

Revenues from natural gas production or stimulus programs are disclosed under Other operating income in the consolidated statement of comprehensive income. Furthermore, the fiscal costs of the above-mentioned programs are disclosed under Other operating expenses in the consolidated statement of comprehensive income.

61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.23.2	Interest income

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized cost and financial assets at fair value through other comprehensive income are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

4.23.3	Dividends

Dividends are received from financial assets measured at fair value through profit or loss or through other comprehensive income. Dividends are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

4.24	Income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognized on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541, are deferred and accounted for in subsequent fiscal periods (see Note 2.6.1).

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted, and are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina (see Note 2.6.1), Venezuela, Ecuador, Bolivia and Uruguay are 35%, 50%, 25%, 25% and 25%, respectively. Additionally, a 3% surcharge is added to Ecuador’s income tax when the company’s shareholder residing in Ecuador is an entity established in a jurisdiction considered a tax haven under Ecuadorian laws.

In Bolivia, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax. Furthermore, and pursuant to the last tax reform passed in Ecuador and effective as from January 1, 2020, dividends distributed to foreign shareholders will be subject to a 10% withholding.

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

4.25	Leases

In leases where the Company is a lessee (Note 19.1), a right-of-use asset and a lease liability are recognized on the date on which the underlying asset is available for use by the Company.

At the commencement date the lease liability is measured at the present value of the payments that are not paid at that date, including:

-	fixed payments, less any lease incentive receivable
-	variable lease payments depending on an index or rate
-	amounts that the Company expects to pay under residual value guarantee
-	exercise price of a purchase option (if the Company is reasonably certain to exercise that option), and
-	penalty payments for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the Company’s incremental borrowing rate, which is the rate the Company would have to pay to borrow over a similar term, security and conditions, the funds necessary to acquire an asset of a similar value to the right-of-use asset in a similar economic environment, or by using the interest rate implicit in the lease, if that rate can be readily determined.

63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The lease liability is disclosed in “Lease liability” under “Trade and other payables”. Each lease payment is apportioned between the principal and the financial cost. The financial cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Right-of-use assets are measured at cost, which comprises:

-	the amount of the initial measurement of the lease liability
-	any lease payment made at or before the commencement date, less any lease incentive received
-	any initial direct cost, and
-	an estimate of costs to be incurred for decommissioning or restoring the underlying asset pursuant to the terms and conditions of the lease

Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the lease term.

The Company recognizes lease payments associated with short-term leases (up to 12 months) and leases for which the underlying asset is of low value (IT equipment and office supplies) as an expense using the straight-line method over the lease term.

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership of the underlying asset are classified as financial leases (Note 20). Financial leases are recognized at the commencement date at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Each lease payment received is allocated between income receivable and financial income. Financial income is recognized as a profit or a loss over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. Property under financial leases is derecognized if there is reasonable certainty that the Company will transfer its ownership at the end of the lease term.

NOTE 5:  GROUP STRUCTURE

5.1       Sale of controlling interest in Edenor

On December 28, 2020, the Company entered into with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Purchaser”) a share purchase agreement whereby it agreed to sell its controlling interest in Edenor through the transfer of all Class A shares representing 51% of the capital stock and voting rights of said company (the “Transaction”). On February 17, 2021, Pampa’s shareholders meeting was held and the Transaction was approved.

The sale of the stake in Edenor was part of the Company’s strategic plan aiming to focus investments on its core businesses: continuing expanding the installed capacity for the generation of electricity and the development of unconventional natural gas reserves, specifically, the investments necessary to reach the committed production under the GasAr Plan (see Note 2.2.2.1.2) and the closing to Combined Cycle at CTB (see Note 5.2.3).

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The agreed sales price consisted of: (i) 21,876,856 Class B shares of Edenor representing 2.41% of the capital stock and voting rights of Edenor (the “Price in Kind”); (ii) US$ 95 million (the “Price in Cash”); and (iii) a contingent payment of 50% of the earnings resulting from a change in control of the Purchaser or Edenor (the “Contingent Payment”), in case this situation takes place within the first year after the Closing of the Transaction (“the Closing”), or the term during which the Price Balance (as defined in the following paragraph) is pending settlement, whichever is later.

On June 24, 2021, through Resolution No. 207/21, the ENRE approved the Transaction, whereas on June 30, 2021, after meeting the precedent conditions, the Transaction Closing took place, with the transfer of shares and the change of the controlling shareholder.

The Price in Kind was paid upon the execution of the share purchase agreement and the Price in Cash to be paid in 3 installments: (i) the first installment, in the amount of US$ 5 million, upon the execution of the share purchase agreement; (ii) the second installment, in the amount of US$ 50 million, was paid on the Closing date; and (iii) the third installment, in the amount of US$ 40 million, one year after the Closing date, except in cases of offsetting or prepayment (the “Price Balance”). The Price Balance will accrue interest at a 10% annual nominal fixed rate as from the Closing date, payable on a quarterly basis.

Within the previously described framework and pursuant to IFRS 5, and considering that the Transaction involved loss of control over the subsidiary, all Edenor’s assets and liabilities had been classified as held for sale as of December 31, 2020 and had been measured at the lower between its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for US$ 589 million, included together with the results corresponding the Distribution of energy segment under “Discontinued operations” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019.

The transaction did not include the transfer of Class B shares; therefore, the Company keeps a 4.1% stake in Edenor’s capital stock and voting rights, classified in Financial assets at fair value through profit and loss in the Consolidated Statement of Financial Position.

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2021, 2020 and 2019

	12.31.2021	12.31.2020	12.31.2019
Revenue	493	1,085	1,502
Cost of sales	(398)	(926)	(1,225)
Gross profit	95	159	277

Selling expenses	(36)	(79)	(99)
Administrative expenses	(26)	(64)	(65)
Other operating income	21	29	19
Other operating expenses	(18)	(25)	(43)
Impairment reversal (Impairment) of property, plant and equipment	16	(589)	-
Impairment of financial assets	(11)	(50)	(23)
Agreement on the regularization of obligations	-	-	285
Operating (loss) income	41	(619)	351

Gain on monetary position, net	120	115	187
Finance income	-	1	11
Finance costs	(106)	(110)	(112)
Other financial results	8	(20)	(62)
Financial results, net	22	(14)	24
Profit (Loss) before income tax	63	(633)	375

Income tax	(138)	41	(178)
(Loss) profit of the year from discontinued operations	(75)	(592)	197

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans	-	1	-
Exchange differences on translation	34	(15)	(15)
Items that may be reclassified to profit or loss
Exchange differences on translation (1)	30	(19)	(13)
Other comprehensive income (loss) of the year from discontinued operations	64	(33)	(28)

Total comprehensive (loss) income of the year from discontinued operations	(11)	(625)	169

Total (loss) profit of the year from discontinued operations attributable to:
Owners of the company	(39)	(499)	98
Non - controlling interest	(36)	(93)	99
	(75)	(592)	197

Total comprehensive (loss) income of the year from discontinued operations attributable to:
Owners of the company	(9)	(517)	84
Non - controlling interest	(2)	(108)	85
	(11)	(625)	169

(1) As of December 31, 2021, corresponds to the reclassification adjustment for exchange differences losses included in profit or loss on Edenor disposal. No exchange differences losses on translation were reconized during 2021.

66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As of December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	1,185
Right-of-use assets	3
Financial assets at amortized cost	3
Trade and other receivables	1
Total non-current assets	1,192

Inventories	22
Financial assets at amortized cost	1
Financial assets at fair value through profit and loss	26
Trade and other receivables	176
Cash and cash equivalents	52
Total current assets	277
Assets classified as held for sale	1,469

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	29
Deferred revenue	17
Deferred tax liabilities	282
Defined benefit plans	9
Salaries and social security payable	4
Borrowings	98
Trade and other payables	81
Total non-current liabilities	520

CURRENT LIABILITIES
Provisions	4
Taxes payables	21
Defined benefit plans	1
Salaries and social security payable	44
Borrowings	2
Trade and other payables	429
Total current liabilities	501
Liabilities associated to assets classified as held for sale	1,021

67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2021	12.31.2020	12.31.2019

Net cash generated by operating activities	116	211	170
Net cash used in investing activities	(166)	(86)	(86)
Net cash used in financing activities	(7)	(73)	(85)

(Decrease) Increase in cash and cash equivalents	(57)	52	(1)

Cash and cash equivalents at the begining of the year	52	9	1
Effect of devaluation and inflation on cash and cash equivalents	5	(9)	9
(Decrease) Increase in cash and cash equivalents	(57)	52	(1)
Cash and cash equivalents at the end of the year	-	52	9

5.2       Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2021	12.31.2020
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U	Argentina	Generation	100.00%	100.00%
Edenor (1)	Argentina	Distribution of energy	-	57.12%
Enecor S.A.	Argentina	Transportation of electricity	70.00%	70.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Trenerec S.A.(2)	Ecuador	Investment	-	100.00%
Pampa Ecuador Inc. (3)	Ecuador	Investment	100.00%	-
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod	Venezuela	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%

(1)	Corresponds to effective ownership interest in Edenor after consider treasury shares As of December 31, 2020, this stake in Edenor is disclosed under assets classified as held for sale (See Note 5.1).
(2)	Liquidated.
(3)	See Note 5.2.4.

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.2	Information about Investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	09.30.2021	1	(5)	62	28.50%
OCP	Investment	12.31.2021	100	(2)	126	30.06%
TGS (1)	Transport of gas	12.31.2021	7	204	1,174	3.677%

Joint ventures
CIESA (1)	Investment	12.31.2021	6	104	599	50.00%
Citelec (2)	Investment	12.31.2021	5	(7)	204	50.00%
CTB	Generation	12.31.2021	83	98	454	50.00%
Greenwind	Generation	12.31.2021	-	(3)	(10)	50.00%

(1)	The Company holds a direct and indirect interest of 3.677% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.

As of December 31, 2021, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 181.1 and US$ 4.44, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of US$ 206 million.

(2)	Through a 50% interest, the company jointly controls Citelec, a company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2021	12.31.2020
Disclosed in non-current assets
Associates
Refinor	22	19
OCP	24	2
TGS	52	25
Total associates	98	46
Joint ventures
CIESA	347	240
Citelec	102	85
CTB	227	178
Total joint ventures	676	503
Total associates and joint ventures	774	549
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(4)	(2)
Total joint ventures	(4)	(2)

(1)	The company receives financial assistance from partners.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2021	12.31.2020	12.31.2019
Associates
Refinor	(2)	(2)	(3)
OCP	18	(5)	21
TGS	7	1	1
Total associates	23	(6)	19

Joint ventures
CIESA	50	11	50
CTB	49	64	13
Citelec	(3)	13	19
Greenwind	(2)	3	-
Total joint ventures	94	91	82
Total associates and joint ventures	117	85	101

70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2021	12.31.2020	12.31.2019
At the beginning of the year	547	507	403
Compensation	-	(5)	(16)
Dividends	-	(34)	(75)
Increases	17	3	108
Share of profit	117	85	101
Exchange differences	89	(9)	(14)
At the end of the year	770	547	507

5.2.3 Investment in CTB

On June 26,2019. the acquisition by CTB, a company co-controlled by YPF and Pampa, of CTEB's goodwill was perfected, which is located at the petrochemical complex of the town of Ensenada, Province of Buenos Aires, consists of two open-cycle gas turbines, and has a 567 MW installed capacity.

CTB will have to obtain the commissioning of the closing of the combined cycle within a term of 30 months as from August 22, 2019, thus increasing the installed power capacity to 847 MW.

Both the open and the closed cycle have effective power purchase agreements with CAMMESA under Resolution SE No. 220/07: the first one, entered into on March 26, 2009 and terminating on April 27, 2022, and the second one dated March 26, 2013 for a term of 10 years as from the commercial operation of the combined cycle.

CTEB will be managed and operated by Pampa and YPF on a rotational basis over 4-year periods. Pampa is responsible for managing CTEB’s operations until 2023. And YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for the closing of the combined cycle.

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.1 Financial Trust Agreement

As a result of the award of CTEB’s goodwill, certain amendments were made to the Enarsa-Barragán Financial Trust Agreement entered into between BICE Fideicomisos S.A. (Nación Fideicomisos S.A.’ continuing company), acting as Trustee, and CTB, in its capacity as Trustor substituting IEASA (former ENARSA) (the “Trust Agreement” or the “Trust”).

Under the Trust, on April 25, 2011 publicly traded Series B VRDs for a face value of 582,920,167 were issued. The Trust’s underlying flow is made up of the collection rights resulting from the Power Supply Agreements originally entered into between ENARSA (currently IEASA) and CAMMESA.

On June 26, 2019, CTB acquired 109,628,836 the outstanding Series B VRDs, which were canceled on August 22, 2019, according to CNV authorization dated October 24, 2019. Consequently, on October 31, 2019, the Trust Agreement was modified in order to include the new payment schedule effective as from such cancellation.

On October 16, 2020, made a partial early redemption of 275.053.045 VRDs for a total amount of US$ 130 million, applied to the payment of the amortization installments and deferred interest, also paying the interest accrued as of the redemption date plus accessory expenses. As a result of the redemption, CTB and the holders of 100% of the outstanding VRDs agreed on a modification to the VRDs payment schedule. The VRDs, were canceled on December 4, 2020. On April 13, 2021, an amendment to the Trust Agreement was executed to include the new payment schedule effective from the partial early redemption.

On December 17, 2021, CTB performed the total early redemption of 198.238.286 VRDs for a total amount of US$ 94 million. As of the issuance of these Consolidated Financial Statements, the VRDs are in the process of cancellation, and the Trust is in the process of liquidation.

5.2.3.2 Syndicated loan

On June 25, 2019, in order to partially finance the obligations undertaken as a result of the award and execution of the works for the closing of the combined cycle at CTEB, Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. and Industrial and Commercial Bank of China (Argentina) S.A., in their capacity as lenders (the “Lenders”), granted a syndicated loan to CTB in the amount of US$ 170 million maturing on June 26, 2022, with US$ 136 million accruing a fixed 10.25% interest rate and US$ 34 million accruing a variable LIBOR rate+6.25.

On June 25, 2019, a CTB’s share pledge agreement in favor of the Lenders was executed. Additionally, on August 22, 2019, YPF and PACOGEN entered into an amendment to the pledge agreement to include VRD holders as beneficiaries. As a result of the total redemption of the VRDs, the only beneficiaries under the pledge on CTB’s shares are currently the Lenders.

CTB endorsed the insurance policy, which covers CTEB’s open cycle’s operating risk, so that secured creditors should be the recipients of any payment, compensation and/or damages under such policy.

72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Additionally, CTB and Citibank, N.A.’s Branch (incorporated in the Republic of Argentina), in its capacity as trustee and sole beneficiary of the lenders, executed a trust assignment security agreement, which includes the assignment of the collection rights assigned to the Trustor for up to 42% of the amount to be settled, which CTB is entitled to collect pursuant to the power purchase agreements, net of added-value tax. Due to the total redemption of the VRDs, collection rights assigned to the Lenders represent 100% of the amount to be settled under such supply agreements.

Finally, in order to coordinate the execution of the rights shared by the VRD holders and the Lenders under the Share Pledge Agreement and the endorsement of the policy, on August 22, 2019 BICE Fideicomisos S.A., in its capacity as Trustee under the Enarsa-Barragán Trust, executed with the Lenders an inter-creditor agreement that includes certain commitments regarding the exercise of its rights associated with the distribution of funds collected as a result of the possible execution of the guarantees shared by the VRD holders and the Lenders, and their interests in the payments to be made under such guarantees On December 20, 2021, the inter-creditor agreement was terminated due to the total redemption of the VRDs.

In order to implement the above-mentioned redemption, CTB and the Lenders entered into certain amendments to the terms of the Syndicated Loan Agreement so that the Lenders may allow for the application of CTB’s funds to the early partial redemption of the VRDs without observing the pari passu principle stipulated in such agreement and in the Inter-Creditor Agreement. Additionally, Pampa provided a contingent guarantee in favor of the Lenders under the Syndicated Loan Agreement in consideration of the granting of the above-mentioned modifications.

As of December 31, 2021, CTB has repaid at maturity the amount of US$ 95.6 million of the syndicated loan. After the closing of the fiscal year, CTB repaid US$ 6 million at maturity.

5.2.3.3 Granted guarantees

As regards the conclusion of the Enarsa-Barragán project and as stipulated in the contract, additionally to what has been described above the following guarantees have been granted:

(i)	Financial Trust: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the ENARSA-Barragán Financial Trust Agreement in case the closing to combined cycle’s commissioning is not achieved within 30 months as from the effective date of the seventh amendment to the agreement (plus, if applicable, the 3-month extension that may be granted by VRD holders). It is worth highlighting that, due to the total redemption of the VRDs, the securities granted to the VRD holders have terminated, having no force or effect.
(ii)	Syndicated loan: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the Syndicated Loan Agreement in case the combined cycle’s commissioning is not achieved within the term stipulated therein, extendable for a term of 3 months.

5.2.3.4 Issuance of Corporate Bonds

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve the creation of a global program of simple corporate bonds non-convertible into shares for up to US$ 200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On June 4, 2021, CTB issued: (i) Class 1 Corporate Bonds for a total amount of US$ 27.3 million, accruing interest at an annual fixed rate of 4% and maturing on June 4, 2023; and (ii) Class 2 Corporate Bonds for a total amount of 37,504,954 units of purchasing power (“UVAs”), adjustable by the Reference Stabilization Coefficient (CER), equivalent to $ 2,928 million, accruing interest at a fixed 4% rate and maturing on June 4, 2024.

Later, on August 18, 2021, CTB reopened (i) Class 1 Corporate Bonds for a total amount of US$ 15.6 million at an issue price of 101.7050%; and (ii) Class 2 Corporate Bonds for a total amount of 27.9 million UVAs at an initial value of $ 84.76 per UVA at an issue price of 100.82%.

Finally, on November 26, 2021, CTB issued Class 4 Corporate Bonds for a total amount of US$ 96 million, accruing interest at an annual 0% fixed rate and maturing on November 26, 2024.

Class 1, Class 2 and Class 4 Corporate Bonds are secured by a personal guarantee subject to a condition precedent and subsequently granted by YPF and Pampa.

As of the date of issuance of these Consolidated Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

5.2.3.5 Closing to combined cycle project

CTB’s closing to combined cycle commitment to increase its installed capacity from 567 MW to 847 MW has been affected from its beginning by the evolution of the measures associated with the COVID-19 pandemic. The stiffening of social lockdown measures from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 issued by the Buenos Aires Chief of the Cabinet of Ministers’ Office, as amended, CTB resumed the execution of construction works following their critical path from July 20, 2020.

Within this framework, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. entered into an addendum to the construction agreement within the framework of the restrictions imposed as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and works’ execution terms, and launching a new stage for the execution of the closing to combined cycle.

Although CTB is moving forward with the execution of the works, with a total investment anticipated at US$ 214 million, and estimates that the commercial commissioning of the steam turbine will take place in the third quarter of 2022, the evolution of the Argentine Government’s measures to contain the spread of COVID-19 in 2020 and 2021 has affected the works execution progress, delaying the term initially planned for commissioning and generating several instances of review in the schedule and the scope of the tasks necessary to complete the works, with the resulting increase in associated costs. Moreover, exchange and customs restrictions have impacted costs and terms for the supply of foreign equipment. The term and cost of the works may be affected again in the future as a result of the measures that may be imposed regarding the evolution of the country’s health situation.

74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.6 Impairment of non-financial assets

In the second quarter of 2021, the remuneration scheme for the energy sold in the spot market was modified by SE Resolution No. 440/21 published on May 19, 2021 (see Note 2.1), which impacted on the future income to be collected by CTB after the termination, in the year 2022, of the supply agreement with CAMMESA remunerating the units that are part of the open cycle. Additionally, the progress of works for CTB’s closing to combined cycle was affected, in 2020 and 2021, by the measures implemented to contain the spread of COVID-19, delaying the scheduled term for commissioning and increasing the costs associated with the completion of the project.

In view of these indications, CTB determined the estimation of the recoverable amount as of December 31, 2020 and 2021.

The methodology used in the estimation of the recoverable amount consisted of calculating the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the capital employed.

The projections used by CTB in the calculation of the recoverable amount as of December 31, 2021 take into consideration 2 scenarios that weigh: i) the entry into effect of the new supply agreement with CAMMESA for the combined cycle; ii) the price restructuring for the spot energy, which is adjusted for inflation on an annual basis; iii) the regularization of the financing term granted to CAMMESA in 2022/2023; and iv) a 10.39% WACC rate after taxes.

As of December 31, 2020, and 2021, CTB has not recorded any impairment losses as a result of the performed recoverability assessment

5.2.4 Investment in OCP

The Company, through PEB, has an equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

On December 5, 2018, the Company, through its subsidiary PEB, executed an agreement with Agip Oleoducto de Crudos Pesados BV (“AGIP”) for the purchase of shares representing 4.49% OCP’s capital stock and of the financial credit that AGIP held with respect to the subordinated debt issued by OCP, in consideration of a base price equivalent to US$ 1 (one U.S. dollar).

On June 20, 2019, after meeting all precedent conditions the transaction was subject to, including the authorization by the Ecuadorian Government, the transaction was closed and registered with the Shareholders’ Registry Book.

Subsequently, on August 12, 2021, the Company, through its subsidiary PEB, executed an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.) for US$ 5 million. Pampa Ecuador Inc. holds a 14.15 % equity interest in OCP Ltd.

The closing of the transaction involved the recognition of profits for US$ 25 million and US$ 17 million, respectively, under IAS 28. The following table details the consideration, the fair value of the acquired assets, and the profit recorded by the Company as of June 20. 2019 and August 12, 2021:

75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

	06.20.2019	08.12.2021
	in million US$
Acquisition cost (1)	(0.4)	(5.0)
Contingent consideration (2)	(0.1)	-
Total consideration	(0.5)	(5.0)
Share value of the interest in the fair value of associates’s identifiable assets and liabilities (3)	9.0	12.7
Financial credit with OCP	14.2	-
Dividends to be received	2.5	9.5
Assets fair value	25.7	22.2
Profit (4)	25.2	17.2

(1)	Including expenses paid by PEB to the Ecuadorian Government (Ministry of the Environment) of US$ 0.1 million for the granting of the authorization to transfer the shares held by AGIP and other advisory expenses related to the transaction in 2020.
(2)	Contingent consideration for reimbursement to AGIP, calculated by estimating the probability of collecting the financial receivable with OCP Ltd. before its maturity in 2021.
(3)	Calculated based on the present value of expected dividend flows.
(4)	Disclosed under “Share of profit from associates and joint ventures”.

Finally, as of June 20, 2019 and August 12, 2021, PEB recorded an impairment loss of US$ 6.7 million and an impairment reversal of US$ 1.6 million, respectively, on the interest in OCP, prior to the aforementioned acquisitions, in relation to the estimation of the present value of the future cash flows that were expected to be obtained through the collection of dividends considering the concession term and a discount rate of 15.30% and 15.09%, respectively.

5.2.4.1 Recoverable value of the investment

On April 8, 2020, a Force Majeure event occurred, consisting of the sinking and landslide as a result of an erosion process in the Río Quijos course in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system.

Additionally, on June 4, 2020, a contract for the implementation of the specific mutual support agreement was entered into between Petroecuador and OCP, which stipulated that the costs incurred in mitigating and remediating the social and environmental effects resulting from the Force Majeure event would be reimbursed by the other party proportionately to the spilled hydrocarbon volumes. To such effect, the Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources established a 43% percentage for OCP.

76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On December 3, 2021, OCP declared the “Operational Urgency” due to an accelerated side erosion in the Rio Quijos, Piedra Fina sector, the boundary between the Napo and Sucumbíos provinces, Ecuador, which caused cracks in the Quito - Lago Agrio road and the subsequent destruction of a section. The applicable competent authorities were immediately notified that a temporary variant would be constructed to ensure the pipeline’s operational continuity and avoid an environmental incident. On December 8, 2021, OCP suspended crude oil pumping and ordered the complete draining of the pipeline at KP95+736. On December 11, 2021, OCP notified the Ministry of Energy and Non-Renewable Natural Resources of the occurrence of the Force Majeure event, and operations were restarted on December 31, 2021.

On January 28, 2022, a new Force Majeure event occurred due to a landslide causing the rupture of the “Oleoducto de Crudos Pesados” pipeline at KP96+526. OCP started the repairs and the cleanup and remediation works in the affected pipeline. The crude oil transportation service was restarted on February 7, 2022.

PEB has performed recoverable amount tests for its investment in OCP as of December 31, 2020 and 2021, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, the term extension due to the suspension of contractual obligations resulting from the detailed Force Majeure events and a discount rate of 15.01% and 17.12% for 2020 and 2021, respectively.

As of December 31, 2020, PEB recognized an impairment reversal of US$ 0.1 million, while no impairment loss was recorded as a result of the recoverability assessment performed as of December 31, 2021.

5.2.4.2 Contingent liabilities in OCP

Due to the Force Majeure event resulting from the described pipeline rupture at KP93 in 2020, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first and second instance by Orellana’s Provincial Court of Justice. As of the date of issuance of these Consolidated Financial Statements, the plaintiffs have filed a constitutional protection proceeding, which has been admitted to be heard by the Constitutional Court.

The Company's Management together with its legal advisors have classified an unfavorable ruling as remote, therefore, no provision has been recognized on this matter.

5.2.5	Investment in CITELEC

5.2.5.1 Service outage in the Argentine Electricity Grid (“SADI”)

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage. The outage was a result of the concurrence of multiple shortcomings within the SADI, some of them unrelated to the Transmission System operated and maintained by Transener.

77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As regards the Transmission System under the responsibility of Transener, the fault was due to a specific technical issue, and not to the lack of investment and maintenance. As a result of the change in the Littoral Corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía –Manuel Belgrano lines, the Auto-Disconnect Generation (“DAG”) mechanism was not properly adapted and did not recognize signals sent out by the protection system. This bypass was made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in the Litoral corridor.

Due to the great volume of electricity dispatched from this corridor and the DAG failure, there was an imbalance between supply and demand which could not be redressed by the system’s other restraint barriers external to the electric power transmission service, resulting in a total outage.

The 500 kV Transmission System was available immediately after the disruption, and 100% of the transmission lines were available to come into operation and allow for the restoration of the system. Service restoration was overall fast (within just 8.5 hours, 75% of the country’s demand had been restored).

The occurrence of this event had an impact in 2020 on the amount of both penalties, which were increased, and awards, which were reduced, on account of the Additional Service Quality and Penalties Regime established by Resolutions No. 552/16 and No. 580/16.

As a result of this event, on May 14, 2021, the ENRE, pursuant to Resolution No. 121/21, imposed a penalty on Transener for the previously described event, which does not significantly differ from the provision held by Transener under liabilities.

Moreover, the ENRE filed new charges against Transener on account of its liability for alleged breaches in this event. Transener rejected the charges alleging the illegality and irrationality of the filing of a new summary proceeding after the termination of the proceeding that imposed the applicable penalties. If this proceeding is resolved unfavorably for Transener, any penalty or other monetary fine may have an adverse impact on its results. As of the date of issuance of these Consolidated Financial Statements, there is uncertainty on the possible imposition of a penalty and its amount.

5.2.5.2 Financial loans

In the month of July, 2021, Transener signed a loan agreement with Banco de la Nación Argentina in the amount of $ 1,000 million, for a term of three years and at a BADLAR rate +8%, with the principal being amortized in monthly consecutive installments using the German system payable from August 2021, and which will be destined to working capital. In this respect, it is worth highlighting that, according to what has been timely requested by the bank, while the loan remains outstanding, Transener’s Board of Directors has committed not to make any proposal to the Shareholders’ Meeting regarding the release of Transener’s reserves for their distribution as dividends to shareholders or, in case there are negative results affecting reserves and while the loan remains outstanding, not to propose the distribution of earnings until reserves have been replenished up to current levels.

78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.6	Investment in CIESA

Impairment of non-financial assets in TGS

Argentina’s main macroeconomic and business variables have deteriorated since August 2019. This situation worsened in 2020 due to the negative consequences of the COVID pandemic on the Argentine economic situation, which forced the Argentine Government to take a series of measures, even affecting the regulatory framework of the natural gas transportation segment. As a result, TGS has re-estimated the cash flows used in determining the recoverable value (value in use) of the CGUs in the Natural Gas Transportation segment and the Other Services segment. The value in use of property, plant and equipment is sensitive to the significant variation in the assumptions applied, including the determination of future tariffs by the Argentine Government in the natural gas transportation segment.

As of December 31, 2020, the recoverability assessment of the natural gas Transportation business’ CGU has resulted in the recognition of impairment losses for $ 4,700 million (before taxes). As of December 31, 2021, TGS has determined that it is not necessary to record an additional impairment charge or reverse the existing one.

5.3	Corporate reorganizations

The following corporate reorganizations are part of the strategy the Company has been developing since 2017 to attain a simpler and more agile, innovative and flexible organization, allowing it to derive important benefits, a higher operating efficiency, an optimized use of available resources, the streamlining of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. They also allow the Company to leverage the complementarity among the participating companies, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The following reorganizations were perfected by means of a merger through absorption process, under the terms of tax neutrality pursuant to articles 80 and following of the Income Tax Law, whereby the absorbed companies will be dissolved without liquidation subject to the stipulations of the PMC and the provisions of sections 82 to 87 of Argentine Commercial Companies General Law, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions.

In 2020, the Company’s Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies:

(i)	CPB; actual merger date: January 1, 2020.
(ii)	PACOGEN and PHA, establishing April 1, 2020 as the actual merger date, as from which the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust. Previously, on March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which represented 40% of CIESA’s capital stock and voting rights. Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect, with the Trustee maintaining such capacity, and the Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.
(iii)	PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP; actual merger date: October 1, 2020.

79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

As from the actual merger date, all the rights and obligations, assets and liabilities of the absorbed companies were incorporated into the Company’s equity, without any exchange ratios, as the Company directly and indirectly held 100% of the absorbed companies’ capital stock, with the exception of Pampa Holding, Pampa QRP, Pampa FPK and Pampa Ventures, where the valuation of the underlying asset was taken into consideration to establish the exchange ratio for each company.

These mergers were approved by the respective Extraordinary Shareholders’ Meetings. In the third quarter of 2021 and in January 2022, the CNV granted its administrative consent to the mergers, which were registered with the IGJ.

5.4	Operations in oil and gas consortiums

5.4.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

5.4.2 Oil and gas participation details

As of December 31, 2021, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

		Participation			Duration Up To
Name	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	-	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	-	PAMPA	2053
El Mangrullo	Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	-	Tecpetrol	2027
El Tordillo	Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe	Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	Mendoza	22.51%	-	Pluspetrol	2036
Anticlinal Campamento (1)	Neuquén	15.00%	-	Oilstone	2026
Estación Fernández Oro (2)	Río Negro	15.00%	-	YPF	2026
Río Limay este (Ex Senillosa) (3)	Neuquén	85.00%	-	PAMPA	2040
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	-	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	-	YPF	2052
Los Blancos (ex Chirete)	Salta	50.00%	-	High Luck Group Limited	2045

Foreign (4)
Oritupano - Leona	Venezuela	-	22.00%	PDVSA	2025
Acema	Venezuela	-	34.49%	PDVSA	2025
La Concepción	Venezuela	-	36.00%	PDVSA	2025
Mata	Venezuela	-	34.49%	PDVSA	2025

Argentine exploration
Parva Negra Este (5)	Neuquén	42.50%	-	PAMPA	2019
Río Atuel (6)	Mendoza	33.33%	-	Petrolera El Trebol	2020
Borde del Limay (3)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices (3)	Neuquén	85.00%	-	PAMPA	2015
Las Tacanas Norte	Neuquén	90.00%	-	PAMPA	2023

(1)	Direct participation in 9 wells.
(2)	Direct participation in 13 wells.
(3)	In the process of being transferred to GyP
(4)	Corresponding to the following stakes (direct and indirect): 22% in Petroritupano S.A., 36% in Petrowayú S.A., 34.49% in Petroven-Bras S.A. and 34.49% in Petrokariña S.A (Venezuelan mixed companies) regulating the exploitation of the Oritupano Leona, La Concepción, Acema and Mata blocks, respectively, and incorporated as a result of the purchase of Petrobras Participaciones S.L.’s capital stock in July 2016, without obtaining the Venezuelan Government’s authorizations regarding the change of indirect control. The Company has expressed to the Venezuelan Government authorities its willingness to negotiate the transfer of its shares to Corporación Venezolana de Petróleo S.A.
(5)	In the process of requesting appraisal.
(6)	On November 26, 2021, Petrolera El Trébol and the Company requested the extension for the third exploration period, to the Mendoza Province, for a period of 1 year, beginning on December 18, 2021.

81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.5	Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2021, 2020 and 2019:

	12.31.2021	12.31.2020	12.31.2019

At the beginning of the year	50	33	19
Increases	8	24	30
Transferred to development	(16)	(7)	(11)
Loss of the year	-	-	(5)
At the end of the year	42	50	33

Number of wells at the end of the year	10	12	9

NOTE 6: RISKS

6.1	Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas prices, international petrochemical product’s price, the regulatory framework for the energy industry, the projected capital investments and the evolution of the energy demand.

82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the UGE. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

If the final tax resolution regarding uncertain tax treatments differs from recognized figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.21, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and the decommissioning of wind turbines

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

6.1.5 Impairment of financial assets and other credits

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy (in the spot market), the Company mainly considers CAMMESA’s capacity to meet its payment obligations to generators and the resolutions issued by the SE, which allow the Company to collect its receivables from CAMMESA through different mechanisms.

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Periodic revisions and adjustments to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors or at least once a year.

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.9).

6.1.8 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.9 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

6.2       Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

In fiscal year 2021, the U.S. dollar recorded an approximate 22.1% increase against the Argentine peso, from $ 84.15 in December 2020 to $ 102.72 in December 2021, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2021 the Company recorded net foreign exchange gain in the amount of US$ 3 million. Taking into account the net active financial position in Argentine pesos as of December 31, 2021, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of US$ 7 million in the 2021 fiscal year’s income, before income tax.

86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Group´s exposure to other foreign currency movements is not material.

6.2.1.1.2 Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because the current regulatory, economic and governmental policies in force, prevent oil and gas domestic prices to be directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2021	12.31.2020
Shares	15	4
Government securities	28	21
Corporate Bonds	2	-
Investment funds	4	9
Variation of the result of the year	49	34

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 20201 just 7% of the indebtedness was subject to variable interest rates. Furthermore, 100% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at Libor rate plus an applicable spread. Regarding the replacement of the LIBOR reference interest rate effective from July 2023, the Company does not estimate any significant impacts on the current indebtedness subject to such reference rate.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of: (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these Consolidated Financial Statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2021	12.31.2020
Fixed interest rate:
Argentinian pesos	11	53
U.S dollar	1,318	1,318
Subtotal loans granted at a fixed interest rate	1,329	1,371

Floating interest rates:
Argentinian pesos	-	133
U.S dollar	87	82
Subtotal loans granted at a floating interest rate	87	215

Non interest accrued
Argentinian pesos	-	8
U.S dollar	22	20
Subtotal no interest accrued	22	28
Total borrowings	1,438	1,614

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2021 fiscal year's income, before income tax, of US$ 0.1 million.

6.2.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Board of Directors and approved by the Financial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including petrochemical companies, natural gas distributors and electricity large users.

88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2021, the Company’s short-term trade receivables totaled US$ 256 million. With the exception of CAMMESA, which represents approximately 35% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.4.

The expected credit loss on trade receivables and financial assets as of December 31, 2021, 2020 and 2019 amounts to US$ 1 million, US$ 12 million and US$ 1 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2021	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.06%	0.29%	2.08%	2.83%	4.67%	6.12%	6.24%	6.25%
Oil and Gas	0.04%	0.17%	0.77%	2.72%	6.88%	19.88%	21.97%	15.89%
Petrochemicals	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%
Holding	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%

12.31.2020	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.35%	1.11%	5.74%	9.78%	11.23%	19.77%	20.87%	22.71%
Oil and Gas	0.49%	0.72%	5.96%	16.21%	16.23%	17.74%	17.76%	17.79%
Petrochemicals	0.02%	0.06%	0.72%	2.26%	9.95%	23.84%	19.14%	36.92%
Holding	12.58%	0.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2019	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.10%	0.35%	1.99%	2.95%	4.03%	5.59%	9.79%	16.13%
Oil and Gas	0.53%	1.49%	9.45%	18.03%	18.50%	18.81%	18.90%	18.92%
Distribution of energy	3.00%	3.00%	8.00%	18.00%	20.00%	45.00%	72.00%	72.00%
Petrochemicals	0.39%	0.73%	6.88%	16.66%	25.32%	29.59%	30.97%	43.05%
Holding	1.85%	2.81%	6.84%	17.15%	26.77%	43.21%	49.89%	65.29%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Loss allowance evolution as of December 31, 2021, 2020 and 2019, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.45 million (decrease)/increase in 2019 fiscal year’s results, before income tax.

89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

It should be noted that the Company operates in an economic context in which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

The impact of COVID-19, added to the special circumstances of the sovereign debt renegotiation being conducted since the end of 2019, affected the international financial markets, which in turn also adversely affected the cost of access to financing, hedging activities, liquidity and access to capital for emerging markets in general, and particularly for Argentina. As regards to access to domestic financing, an increase in liquidity in pesos has been experienced throughout the market, which has significantly reduced the cost of financing, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

Furthermore, the restrictions imposed by the BCRA (see Note 2.6) with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate and other new restrictions which may be imposed in the future may affect the Company’s capacity to access the MLC to acquire the foreign currency necessary to meet its financial obligations, such as debt principal and interest payments (including the CBs debt), and other additional payments abroad, or otherwise affect the Company’s business and the results of its operations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2021 and 2020 is detailed below:

	12.31.2021	12.31.2020

Current assets	1,125	948
Current liabilities	342	448

Index	3.29	2.12

The following table includes an analysis of the Company trade receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2021	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	256	178	56
Three months to one year	-	4	102
One to two years	-	5	557
Two to five years	-	3	256
More than five years	-	4	1,025
Total	256	194	1,996

As of December 31, 2020	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	244	114	82
Three months to one year	3	2	228
One to two years	-	7	111
Two to five years	-	3	645
More than five years	-	6	1,145
Total	247	132	2,211

(1) Includes Lease Liabilities (see Note 19)

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.3       Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2021 and 2020 were as follows:

	12.31.2021	12.31.2020
Total borrowings	1,438	1,614
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(568)	(466)
Net debt	870	1,148
Total capital	2,655	2,576
Leverage ratio	32.77%	44.57%

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía II and III wind farms.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of December 31, 2021, 2020 and 2019, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct interest in PACOSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net results.

93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	656	-	340	490	22	-	1,508
Intersegment revenue	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(289)	(424)	-	113	(955)
Gross profit	301	-	164	66	22	-	553

Selling expenses	(2)	-	(18)	(13)	-	-	(33)
Administrative expenses	(31)	-	(46)	(4)	(18)	-	(99)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets and inventories	(2)	-	-	(2)	-	-	(4)
Impairment of financial assets	-	-	-	-	(2)	-	(2)
Share of profit from associates and joint ventures	47	-	-	-	70	-	117
Operating income	350	-	130	45	54	-	579

Finance income	4	-	3	-	4	(1)	10
Finance costs	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)
Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)
Profit for the year from continuing operations	219	-	22	28	44	-	313
Loss for the year from discontinued operations	-	(75)	-	-	-	-	(75)
Profit (loss) for the year	219	(75)	22	28	44	-	238

Depreciation and amortization	88	-	114	3	-	-	205

94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the company	218	(39)	22	28	44	-	273
Non - controlling interest	1	(36)	-	-	-	-	(35)

Consolidated statement of financial position as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861
Liabilities	525	-	1,324	166	264	(209)	2,070

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659

Additional consolidated information as of December 31, 2021
Increases in property, plant and equipment, intangibles assets and right-of-use assets	39	-	213	6	6	-	264

95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	559	-	227	267	20	-	1,073
Intersegment revenue	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)
Gross profit	305	-	51	34	20	-	410

Selling expenses	(2)	-	(15)	(9)	-	-	(26)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	35	-	9	-	7	-	51
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of property, plant and equipment, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Impairment of financial assets	-	-	(13)	1	3	-	(9)
Share of profit from joint ventures and associates	67	-	-	-	18	-	85
Operating income (loss)	241	-	(27)	6	23	-	243

Finance income	3	-	7	-	1	(2)	9
Finance costs	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)
Profit (loss) before income tax	172	-	(76)	8	55	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)
Profit (loss) for the year from continuing operations	139	-	(53)	6	32	-	124
Loss for the year from discontinued operations	-	(592)	-	-	-	-	(592)
Profit (loss) for the year	139	(592)	(53)	6	32	-	(468)

Depreciation and amortization	95	81	108	2	-	-	286

96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the company	147	(499)	(53)	6	32	-	(367)
Non - controlling interest	(8)	(93)	-	-	-	-	(101)

Consolidated statement of financial position as of December 31,2020
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

Net book values of property, plant and equipment	1,015	-	543	19	33	-	1,610

Additional consolidated information as of December 31, 2020
Increases in property, plant and equipment, intangible assets and right-of-use assets	61	135	41	3	2	-	242

97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	819	-	178	323	20	-	1,340
Intersegment revenue	-	-	270	-	-	(270)	-
Cost of sales	(470)	-	(313)	(298)	-	270	(811)
Gross profit	349	-	135	25	20	-	529

Selling expenses	(3)	-	(14)	(9)	(2)	-	(28)
Administrative expenses	(32)	-	(47)	(4)	(22)	-	(105)
Exploration expenses	-	-	(9)	-	-	-	(9)
Other operating income	58	-	4	3	12	-	77
Other operating expenses	(11)	-	(11)	(9)	(12)	-	(43)
Impairment of property, plant and equipment	(52)	-	(10)	-	-	-	(62)
Impairment of financial assets	-	-	3	-	(1)	-	2
Share of profit from joint ventures and associates	13	-	21	-	67	-	101
Operating income	322	-	72	6	62	-	462

Finance income	2	-	17	-	5	(1)	23
Finance costs	(82)	-	(94)	(8)	(4)	1	(187)
Other financial results	86	-	89	18	(18)	-	175
Financial results, net	6	-	12	10	(17)	-	11
Profit before income tax	328	-	84	16	45	-	473

Income tax	(80)	-	(16)	(5)	231	-	130
Profit for the year from continuing operations	248	-	68	11	276	-	603
Profit for the year from discontinued operations	-	197	-	-	-	-	197
Profit for the year	248	197	68	11	276	-	800

Depreciation and amortization	71	79	112	1	-	-	263

98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the company	239	98	68	11	276	-	692
Non - controlling interest	9	99	-	-	-	-	108

Consolidated statement of financial position as of December 31, 2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507

Additional consolidated information as of December 31, 2019
Increases in property, plant and equipment, intangible assets and right-of-use assets	240	173	191	4	3	-	611

99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2021	12.31.2020	12.31.2019

Energy sales to the Spot Market (1)	167	179	249
Energy sales by supply contracts	380	323	285
Fuel supply	104	54	282
Other sales	5	3	3
Generation sales subtotal	656	559	819

Oil, gas and liquid sales	330	217	171
Other sales	10	10	7
Oil and gas sales subtotal	340	227	178

Petrochemicals products	490	267	323
Petrochemicals sales subtotal	490	267	323

Technical assistance services and administartion sales	22	20	20
Holding and others subtotal	22	20	20
Total revenue	1,508	1,073	1,340

(1) As of December 31, 2019, includes US$ 5.9 million related to the agreement for the regularization and settlement of receivables executed with the WEM on August 5, 2019.

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2021	12.31.2020	12.31.2019
Inventories at the beginning of the year	116	153	137

Plus: Charges for the year
Purchases of inventories, energy and gas	433	153	353
Salaries and social security charges	59	51	57
Benefits to employees	13	11	9
Accrual of defined benefit plans	4	4	4
Works contracts, fees and compensation for services	68	55	60
Depreciation of property, plant and equipment	194	194	171
Intangible assets amortization	1	5	6
Right-of-use assets amortization	5	1	2
Transport of energy	6	5	4
Transportation and freights	22	20	22
Consumption of materials	26	17	21
Penalties	2	-	1
Maintenance	52	26	27
Canons and royalties	65	42	59
Environmental control	4	4	3
Rental and insurance	27	23	21
Surveillance and security	3	2	6
Taxes, rates and contributions	4	3	4
Other	6	2	(4)
Subtotal	994	618	826

Gain on monetary position	-	8	1

Less: Inventories at the end of the year	(155)	(116)	(153)
Total cost of sales	955	663	811

101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2021	12.31.2020	12.31.2019
Salaries and social security charges	3	3	5
Benefits to employees	-	-	1
Fees and compensation for services	3	3	2
Compensation agreements	-	1	(1)
Taxes, rates and contributions	11	8	10
Transport	14	9	9
Other	2	2	2
Total selling expenses	33	26	28

10.2    Administrative expenses

	12.31.2021	12.31.2020	12.31.2019
Salaries and social security charges	34	34	38
Benefits to employees	5	4	8
Accrual of defined benefit plans	7	7	7
Fees and compensation for services	32	26	29
Compensation agreements	2	-	-
Directors' and Syndicates' fees	6	7	9
Depreciation of property, plant and equipment	5	5	7
Consumption of materials	-	-	1
Maintenance	2	1	1
Transport and per diem	1	1	1
Rental and insurance	1	1	1
Surveillance and security	-	1	-
Taxes, rates and contributions	2	2	1
Communications	1	1	2
Other	1	3	-
Total administrative expenses	99	93	105

102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3    Exploration expenses

	12.31.2021	12.31.2020	12.31.2019
Geological and geophysical expenses	-	-	4
Decrease in unproductive wells	-	-	5
Total exploration expenses	-	-	9

10.4      Other operating income and expenses

	12.31.2021	12.31.2020	12.31.2019
Other operating income
Insurrance recovery	3	3	4
Services to third parties	2	4	8
Profit from property, plant and equipment sale	1	1	-
Result from the sale of intangible assets	2	-	-
Dividends received	-	1	1
Reversal of contingencies	13	2	1
Recovery of tax charges	2	-	-
Contractual penalty	-	7	-
Commercial interests	27	30	52
Argentine Natural Gas Production Promotion Plan	51	-	-
Other	4	3	11
Total other operating income	105	51	77

Other operating expenses
Provision for contingencies	(16)	(7)	(5)
Provision for environmental remediation	(15)	-	-
Decrease in property, plant and equipment	-	(1)	-
Impairment on tax credits	-	-	(4)
Tax on bank transactions	(13)	(11)	(16)
Donations and contributions	(2)	(3)	(2)
Institutional promotion	(3)	(2)	(2)
Royalties of Argentine Natural Gas Production Promotion Plan	(5)	-	-
Other	(4)	(12)	(14)
Total other operating expenses	(58)	(36)	(43)

103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5  Financial results

	12.31.2021	12.31.2020	12.31.2019
Finance income
Financial interest (1)	-	1	11
Other interest	10	8	12
Total finance income	10	9	23

Finance cost
Financial interest (2)	(137)	(164)	(165)
Commercial interest	-	-	(2)
Fiscal interest	(38)	(3)	(6)
Other interest	(3)	(3)	(10)
Bank and other financial expenses	(7)	(7)	(4)
Total finance cost	(185)	(177)	(187)

Other financial results
Foreign currency exchange difference, net	3	14	(6)
Changes in the fair value of financial instruments	(15)	30	88
(Losses) Gains from present value measurement (1)	(1)	2	55
Results for the repurchase of corporate bonds	-	38	25
Other financial results	(1)	-	13
Total other financial results	(14)	84	175

Total financial results, net	(189)	(84)	11

(1)	As of December 31, 2019, includes US$ 2 million and US$ 69.1 million related to the agreement for the regularization and settlement of receivables executed with the WEM on August 5, 2019, recorded under financial interest income and gains from present value measurement, respectively.
(2)	Net of US$ 10 million and US$ 17 million capitalized in property, plant and equipment for the years ended December 31, 2020 and 2019, respectively.

10.6  Income tax

The breakdown of income tax charge is:

	12.31.2021	12.31.2020	12.31.2019
Current tax	67	13	22
Deferred tax	10	22	(186)
Optional tax revaluation payment	-	-	34
Total income tax - loss (income)	77	35	(130)

104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2021	12.31.2020	12.31.2019
Profit before income tax	390	159	473
Current tax rate	35%	30%	30%
Result at the tax rate	138	48	142
Share of profit from associates and joint ventures	(40)	(26)	(25)
Non-taxable results	(1)	(5)	(38)
Effects of exchange differences and other results associated with the valuation of the currency, net	79	88	93
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(269)	(156)	(202)
Optional tax revaluation payment	-	-	34
Special tax, revaluation of property, plant and equipment (1)	-	-	(169)
Effect of tax rate change in deferred tax	(6)	19	37
Adjustment effect for tax inflation	169	74	82
Unrecognized deferred assets	4	-	-
Difference in the estimate of previous fiscal year income tax and the income tax statement	1	(7)	(86)
Non-deductible cost	3	-	-
Other	(1)	-	2
Total income tax - loss (income)	77	35	(130)

(1) Relates to Pampa and CPB’s option to adhere, on March 27, 2019, to the optional tax revaluation regime under Title X of Law No. 27,430 on their existing assets as of December 31, 2017.

105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Impairment	Transfers	Decreases	Traslation effect	Reclasification to assets clasified as held for sales	At the end

Land	14	-	-	-	-	-	-	14
Buildings	138	-	-	2	-	-	-	140
Equipment and machinery	1,363	17	-	78	-	-	-	1,458
Wells	764	11	-	96	(4)	-	-	867
Mining property	253	-	-	-	-	-	-	253
Vehicles	8	-	-	-	-	-	-	8
Furniture and fixtures and software equipment	52	1	-	3	(1)	-	-	55
Communication equipments	3	-	-	-	-	-	-	3
Materials, spare and tools	31	19	-	(20)	-	-	-	30
Petrochemical industrial complex	17	-	-	6	-	-	-	23
Work in progress	133	153	-	(151)	-	-	-	135
Advances to suppliers	14	52	-	(14)	-	-	-	52
Other goods	2	-	-	-	-	-	-	2
Total at 12.31.2021	2,792	253	-	-	(5)	-	-	3,040
Total at 12.31.2020	5,234	239	(403)	-	(11)	(70)	(2,197)	2,792

(1)	Includes US$ 10 million corresponding to capitalized financial costs for 2020. There are no capitalized financial costs in the fiscal year ended December 31, 2021.

106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Impairment	For the year (1)	Traslation effect	Reclasification to assets clasified as held for sales	At the end	At 12.31.2021	At 12.31.2020

Land	-	-	-	-	-	-	-	14	14
Buildings	(61)	-	-	(7)	-	-	(68)	72	77
Equipment and machinery	(437)	-	-	(99)	-	-	(536)	922	926
Wells	(460)	-	-	(72)	-	-	(532)	335	304
Mining property	(161)	-	-	(13)	-	-	(174)	79	92
Vehicles	(6)	-	-	(1)	-	-	(7)	1	2
Furniture and fixtures and software equipment	(44)	-	-	(4)	-	-	(48)	7	8
Communication equipments	(1)	-	-	-	-	-	(1)	2	2
Materials, spare and tools	(3)	-	-	-	-	-	(3)	27	28
Petrochemical industrial complex	(9)	-	-	(3)	-	-	(12)	11	8
Work in progress	-	-	-	-	-	-	-	135	133
Advances to suppliers	-	-	-	-	-	-	-	52	14
Other goods	-	-	-	-	-	-	-	2	2
Total at 12.31.2021	(1,182)	-	-	(199)	-	-	(1,381)	1,659
Total at 12.31.2020	(1,727)	3	85	(276)	21	712	(1,182)		1,610

(1)	Includes US$ 77 million corresponding to discontinued operations for 2020.

107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Power Generation segment, spot market prices were affected by the change in currency of the whole remuneration scheme as from February 1, 2020 and the suspension of the automatic price adjustment mechanism.

In May 2021, SE Resolution No. 440/21 provided for a 29% increase in the remuneration as from February 1, 2021 and repealed definitely the application of the automatic adjustment mechanism (see Note 2.1). It is worth highlighting that the most significant share of revenues in the Power Generation segment comes from energy remunerated under a differential scheme (that is, sale contracts with large users within the MATER, Energía Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulations.

In view of the above-mentioned indications, the Company determined the recoverable value of the CGUs that make up the Power Generation segment as of December 31, 2020 and June 30, 2021. As of December 31, 2021, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessments.

In the Oil and Gas segment, the market for gas, a product which represents approximately 90% of our hydrocarbon production the lockdown measures to prevent the spread of COVID-19 caused a decrease in the SADI’s electricity generation, which resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA which, added to the decrease in the non-essential industrial demand, exacerbated oversupply in the summer months and led to lower tendered gas prices and decreases in domestic gas production. The above-mentioned lockdown measures also greatly affected the demand for oil, which experienced a collapse in sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity.

In view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGUs making up the Oil & Gas segment as of December 31, 2020. As of December 31, 2021, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessment.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

11.1.1.1 Generation segment

As of June 30, 2021, the value of the assets in the Power Generation segment does not exceed its recoverable amount.

The projections used in the calculation of the recoverable amount of the CGUs of the Power Generation segment as of June 30, 2021 take into consideration 2 scenarios that weigh: i) the annual price update, ranging between 80% and 100% compared to the annual inflation; ii) the regularization of the financing term granted to CAMMESA in 2022/2023 and iii) a 10.3% WACC rate after taxes.

Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of price updates for energy; and ii) the date of regularization of the financing term granted to CAMMESA. Even though this variation has been taken into consideration when weighing the scenarios, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

As of December 31, 2020, the assessment of recoverability, determined through the value in use of the Güemes and Piedra Buena thermal power plants and the Pichi Picun Leufú, Diamante and Nihuiles hydroelectric power plants, with revenues fully generated in the spot market, and the Loma de la lata and Piquirenda thermal power plants, with revenues generated in the spot market as from the termination of the contracts in 2021, which make up the Power Generation segment, resulted in the recognition of impairment losses for US$ 110 million.

The projections used in the calculation of the recoverable amount as of December 31, 2020 take into consideration 5 alternative scenarios with a probability of occurrence ranging between 10% and 40%, assigned based on historical experience on regulations set by the SE, which weigh: i) price restructuring increases ranging between 9% and 30% in 2021 and up to an additional 30% in 2022; ii) the total or partial implementation of the automatic inflation adjustment mechanism to the spot remuneration set by SE Resolution No. 31/20 as from 2022; iii) the gradual regularization towards 2023 of the financing term granted to CAMMESA to the levels observed in 2019; and iv) a 10.34% WACC rate after taxes.

109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1.2 Oil & Gas segment

As of December 31, 2020, the recoverability of the assets in the Oil and Gas segment was assessed through the determination of their value in use and no losses were recognized.

The key assumptions used in the calculation of the recoverable amount as of December 31, 2020 considered in the case of gas: i) Years 2021 through 2024: sale of gas volumes at an annual average price of 3.46 US$/MBTU; ii) Year 2025 onwards: the break-even price is reached, consistent with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, an average price of US$ 65 was considered for the Brent barrel (reference price for the Company) until 2026 inclusive, as well as a gradual increase until reaching an average price of US$ 73 in 2030. The after tax WACC discount rate is 13.1%.

Finally, it is important to highlight that as of December 31, 2021 and 2020, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

11.2	Intangible assets

	Original values
Type of good	At the beginning	Increases	Impairment	Decreases	Traslate Effect	Reclasification to assets clasified as held for sales
							At the end

Concession agreements	20	-	(18)	-	-	-	2
Goodwill	35	-	-	-	-	-	35
Intangibles identified in acquisitions of companies	7	-	-	-	-	-	7
Other	-	4	-	(4)	-	-	-
Total at 12.31.2021	62	4	(18)	(4)	-	-	44
Total at 12.31.2020	312	-	(147)	-	(3)	(100)	62

	Depreciation
Type of good	At the beginning	Impairment	For the year	Reclasification to assets clasified as held for sales	At the end

Concession agreements	(18)	16	-	-	(2)
Intangibles identified in acquisitions of companies	(3)	-	(1)	-	(4)
Total at 12.31.2021	(21)	16	(1)	-	(6)
Total at 12.31.2020	(161)	129	(5)	16	(21)

	Net book values
Type of good	At 12.31.2021	At 12.31.2020

Concession agreements	-	2
Goodwill	35	35
Intangibles identified in acquisitions of companies	3	4
Total at 12.31.2021	38
Total at 12.31.2020		41

(1)	Considering the assumptions detailed in Note 11.1, the assessment of recoverability for the Power Generation segment, resulted in the recognition of impairment losses for the Diamante hydroelectric power plant in an amount of US$ 2 million in 2021, and the recognition of impairment losses for the Diamante and Nihuiles hydroelectric power plants in an amount of US$ 18 million in 2020
(2)	It includes US$ 1 million corresponding to Discontinued operations for fiscal year 2020.

111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3	Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2020	Profit (loss) (1)	12.31.2021
Tax loss carryforwards	126	(113)	13
Property, plant and equipment	-	80	80
Intangible assets	3	(3)	-
Financial assets at fair value through profit and loss	-	3	3
Trade and other receivables	6	(1)	5
Provisions	28	29	57
Salaries and social security payable	3	(3)	-
Defined benefit plans	5	4	9
Trade and other payables	3	(3)	-
Adjustment for tax inflation	4	(4)	-
Deferred tax asset	178	(11)	167
Property, plant and equipment	(13)	13	-
Intangible assets	(11)	(2)	(13)
Investments in companies	(25)	14	(11)
Inventory	(6)	(4)	(10)
Financial assets at fair value through profit and loss	(4)	(10)	(14)
Trade and other receivables	(7)	(24)	(31)
Taxes payables	(3)	-	(3)
Adjustment for tax inflation	(2)	1	(1)
Deferred tax liabilities	(71)	(12)	(83)
Deferred tax asset, net	107	(23)	84

(1)	Includes US$ 13 million corresponding to discontinued operations.

112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2019	Profit (loss) (1)	Gain on monetary position, net	Reclasification to assets clasified as held	Other reclasifications	12.31.2020
Tax loss carryforwards	111	18	-	(3)	-	126
Intangible assets	-	3	-	-	-	3
Trade and other receivables	13	9	-	(16)	-	6
Trade and other payables	13	(2)	-	(8)	-	3
Salaries and social security payable	2	4	-	(3)	-	3
Defined benefit plans	7	(1)	-	(1)	-	5
Provisions	39	(1)	-	(10)	-	28
Adjustment for tax inflation	8	(4)	-	-	-	4
Deferred tax asset	193	26	-	(41)	-	178

Property, plant and equipment	(384)	90	10	271	-	(13)
Adjustment for tax inflation	(99)	(81)	1	41	136	(2)
Investments in companies	(8)	(17)	-	-	-	(25)
Intangible assets	(13)	2	-	-	-	(11)
Inventory	(10)	(1)	-	5	-	(6)
Trade and other receivables	(4)	(3)	-	-	-	(7)
Financial assets at fair value through profit and loss	(11)	3	-	4	-	(4)
Taxes payable	(4)	1	-	-	-	(3)
Deferred tax liabilities	(533)	(6)	11	321	136	(71)
Deferred tax asset (liabilities), net	(340)	20	11	280	136	107

(1)	Includes (US$ 42) million corresponding to discontinued operations.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority.

Tax losses generated in fiscal year 2021 amount to $ 36 million base. As of December 31, 2021, tax loss carryforwards have been recognized for $13 million that can be offset with tax profits until fiscal year 2026, in accordance with current tax laws.

113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4	Inventories

	12.31.2021	12.31.2020
Current
Materials and spare parts	87	79
Advances to suppliers	8	3
In process and finished products	60	34
Total	155	116

11.5	Provisions

	12.31.2021	12.31.2020
Non-Current
Provisions for contingencies	106	91
Asset retirement obligation and decommisioning of wind turbines	19	19
Environmental remediation	15	1
Other provisions	1	-
Total Non-Current	141	111

Current
Provisions for contingencies	-	12
Asset retirement obligation and decommisioning of wind turbines	2	2
Environmental remediation	3	2
Total Current	5	16

114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2021
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	103	21	3
Increases	16	3	15
Decreases	-	(1)	-
Reversal of unused amounts (1)	(13)	(2)	-
At the end of the year	106	21	18

(1) Includes recovery of US$ 12.5 million related to waive the timely granted dispatch of the PEPE IV Wind Farm (see Note 2.1.2.3).

	12.31.2020
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	139	22	3
Increases	21	2	-
Decreases	(1)	-	-
Gain on monetary position, net	(15)	-	-
Reversal of unused amounts	(8)	(3)	-
Reclasification liabilities associated to assets classified as held for sale	(33)	-	-
At the end of the year	103	21	3

	12.31.2019
	For contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	142	22	5
Increases	41	3	-
Decreases	(10)	-	(2)
Exchange differences	(4)	-	-
Reversal of unused amounts	(13)	(3)	-
Gain on monetary position, net	(17)	-	-
At the end of the year	139	22	3

115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.5.1	Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. Even though the province answered the complaint in the month of March 2021, the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. During 2021, regarding these claims and based on the progress of the ongoing negotiations, the Company recorded provisions for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.2	Asset retirement obligations and wind turbines decommissioning

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms. The Company does not have legally restricted assets for the cancellation of these obligations.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3	Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2021, the Company has recorded provisions for US$ 100 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras in 2008-2014. The Treasury’s position involves a higher export duty rate.

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration is conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 30, 2021, POSA filed its claim memorial, and on September 15, 2021, the Company submitted its answer to the claim memorial and counterclaim. On December 15, 2021, POSA submitted its answer to the counterclaim. Currently the proceedings are suspended by the Court, at the request of the parties, and for a period of 45 days from February 7, 2022.

-	The Company filed an international arbitration claim against Petrobras International Braspetro B.V. (“PIB BV”) on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration is held under the ICC Arbitration Rules; the applicable law is the one of the State of New York, and the seat of arbitration is New York. On April 29, 2021, the Company filed its claim memorial and PIB BV submitted its counter-memorial and counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On July 7, 2021, the Company and PIB BV submitted their respective answers. On November 5, 2021, the Company and PIB BV submitted their replications, and on December 20, 2021, their rejoinders to the complaints. Currently the proceedings are suspended by the Court, at the request of the parties, and for a period of 45 days from February 1, 2022.

Additionally, the Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2021, amount to US$ 6 million.

117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6	Income tax and minimum notional income tax liability
	12.31.2021	12.31.2020
Non-current
Income tax	158	131
Minimum notional income tax	30	-
Total non-current	188	131

Current
Income tax, net of witholdings and advances	20	11
Total current	20	11

Income tax liability

The cumulative CPI variation over the 36 months prior to December 31, 2021 has exceeded the 100% condition established by Law No. 27,430; therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision. Likewise, as of December 31, 2020 and 2019, the cumulative variation in the CPI has exceeded the 15% and 30% condition set for the third and second transition years pursuant to Law No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the cases where, on account of being irregular fiscal years, the mentioned legal parameter has not been exceeded for each of the annual periods.

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2021, the companies hold a provision for the additional income tax liabilities which should have been assessed for the reasons mentioned above. The provision for the period, including compensatory interest, is disclosed under “Non-current income tax liabilities”.

Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the Court declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Notional Income Tax is not considered to be computable as an Income Tax advance payment.

11.7	Tax liabilities

	12.31.2021	12.31.2020
Non-current
Sales tax	-	2
Total non-current	-	2

Current
Value added tax	4	12
Personal assets tax provision	2	1
Payment plans	-	1
Tax withholdings to be deposited	6	2
Royalties	9	4
Extraordinary Canon	-	16
Other	2	-
Total current	23	36

11.8	Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below.

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.

119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

As of December 31, 2021, 2020 and 2019, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2021
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	25	(4)	21
Items classified in profit or loss
Current services cost	1	-	1
Cost for interest	13	(3)	10
Items classified in other comprehensive income
Actuarial losses	1	2	3
Benefit payments	(2)	-	(2)
(Gain) Loss on net monetary position, net	(5)	1	(4)
At the end	33	(4)	29

120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	36	(5)	31
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	16	(2)	14
Items classified in other comprehensive income
Actuarial (gains) losses	(3)	1	(2)
Benefit payments	(2)	-	(2)
Reclasification liabilities associated to assets classified as held for sale	(10)	-	(10)
(Gain) Loss on net monetary position, net	(15)	2	(13)
At the end	25	(4)	21

	12.31.2019
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	40	(5)	35
Items classified in profit or loss
Current services cost	3	-	3
Cost for interest	15	(2)	13
Items classified in other comprehensive income
Actuarial (gains) losses	(2)	-	(2)
Benefit payments	(2)	-	(2)
(Gain) Loss on net monetary position, net	(18)	2	(16)
At the end	36	(5)	31

As of December 31, 2021, 2020 and 2019, the breakdown of net liabilities per type of plan is as follows: a) US$ 15 million, US$ 12 million and US$ 21 million correspond to the Pension and Retirement Benefits Plan and b) US$ 14 million, US$ 9 million and US$ 10 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

12.31.2021
Less than one year	5
One to two years	3
Two to three years	3
Three to four years	3
Four to five years	3
Six to ten years	12

Significant actuarial assumptions used were as follows:

	12.31.2021	12.31.2020	12.31.2019
Discount rate	5%	4%	5%
Salaries increase	1%	1%	1%
Average inflation	54%	46%	27%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2021
Discount rate: 4%
Obligation	36
Variation	3
10%

Discount rate: 6%
Obligation	31
Variation	(2)
(8%)

Salaries increase: 0%
Obligation	32
Variation	(1)
(3%)

Salaries increase: 2%
Obligation	34
Variation	1
4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9	Salaries and social security payable
	12.31.2021	12.31.2020
Current
Salaries and social security contributions	4	3
Provision for vacations	7	7
Provision for gratifications and annual bonus for efficiency	17	13
Total current	28	23

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1    Financial assets at amortized cost

	12.31.2021	12.31.2020
Non-current
Term deposit	100	100
Other	5	-
Total non-current	105	100
Current
Public securities (1)	-	25
Other	5	-
Total current	5	25

(1)	Received in accordance with the mechanism set forth by SE Resolution No. 54/19 for the settlement of receivables under Natural Gas Surplus Injection Promotion Programs.

123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2    Financial assets at fair value through profit and loss

	12.31.2021	12.31.2020
Non-current
Shares	29	11
Total non-current	29	11

Current
Government securities	278	204
Corporate bonds	19	-
Shares	120	29
Investment funds	41	92
Total current	458	325

12.3    Trade and other receivables

	Note	12.31.2021	12.31.2020
Non-Current
Related parties	16	23	29
Tax credits		9	5
Prepaid expenses		1	-
Financial credits		-	7
Other		1	2
Other receivables, net		34	43

Total non-current		34	43

124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	12.31.2021	12.31.2020
Current
Receivables from MAT		24	15
CAMMESA		89	178
Receivables from oil and gas sales		69	23
Receivables from petrochemistry sales		71	39
Related parties	16	7	4
Other		5	4
Impairment of trade receivables		(9)	(16)
Trade receivables, net		256	247

Current
Related parties	16	8	41
Tax credits		5	5
Receivables for complementary activities		2	5
Prepaid expenses		10	4
Financial credit		10	4
Guarantee deposits		30	3
Contractual penalty to collect		-	3
Insurance to recover		1	6
Expenses to be recovered		-	7
Credits for the sale of subsidiary		41	-
Credit for sale of financial instruments		6	-
Argentine Natural Gas Production Promotion Plan		14	-
Other		14	16
Other receivables, net		141	94

Total current		397	341

125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the impairment of trade receivables are as follows:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning	###	16	68	34
Impairment (1)		1	63	58
Utilizations		-	(7)	(13)
Reversal of unused amounts		(6)	(3)	(2)
Net foreign currency exchange differences		(2)	(2)	(1)
Gain on monetary position, net		-	(28)	(8)
Reclasification to assets clasified as held for sales		-	(75)	-
At the end of the year		9	16	68

(1)	It includes US$ 26 million and US$ 23 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively. As of December 31, 2020, includes US$ 13 million corresponding to the receivable impairment related to the exchange difference between the price of gas purchased by distributors and the price of gas recognized in distributors´s final tariffs between April 2018 and March 2019 to be assumed by the Federal Government in accordance to PEN Decree No. 1,053/18 (see Note 15).

The movements in the impairment of other financial assets are as follows:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning	###	-	6	8
Impairment (1)		-	2	1
Reversal of unused amounts		-	(7)	(2)
Gain on monetary position, net		-	-	(1)
Reclasification to assets clasified as held for sales		-	(1)	-
At the end of the year		-	-	6

(1)	It includes US$ 1 million and US$ 1 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively.

126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4    Cash and cash equivalents

	12.31.2021	12.31.2020
Banks	26	70
Investment funds	84	71
Total	110	141

12.5    Borrowings

	12.31.2021	12.31.2020
Non-Current
Financial borrowings	58	75
Corporate bonds	1,301	1,297
Total Non-Current	1,359	1,372

Current
Bank overdrafts	11	37
Financial borrowings	29	88
Corporate bonds	39	117
Total Current	79	242
Total	1,438	1,614

As of December 31, 2021 and 2020, the fair values of the Company’s Corporate Bonds amount approximately to US$ 1,233 million and US$ 1,309 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Movements in the borrowings:

	Note	12.31.2021	12.31.2020	12.31.2019
At the beginning of the year		1,614	1,947	2,177
Proceeds from borrowings		188	353	556
Payment of borrowings		(336)	(300)	(550)
Accrued interest		137	176	185
Payment of interests		(140)	(201)	(148)
Net foreign currency exchange difference		(22)	(18)	50
Results for the repurchase of corporate bonds		-	(43)	(27)
Costs capitalized in property, plant and equipment	11.1	-	10	17
Cancellation through dividend compensation		-	(12)	-
Decrease through offsetting with trade receivables		-	-	(135)
Gain on monetary position, net		-	(43)	(87)
Repurchase and redemption of corporate bonds		(3)	(155)	(91)
Reclassification to liabilities associated to assets classified as held for sale		-	(100)	-
At the end of the year		1,438	1,614	1,947

128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2021

Corporate bonds (1)
T Series CB	PAMPA	US$	389	Fixed	7.38%	Jul-23	400
Class 1 CB	PAMPA	US$	636	Fixed	7.50%	Jan-27	648
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,340
Financial loans (2)
	PAMPA	US$	23	Variable	Libor + 4.21%	May-24	23
							23
Other financial loans (3)
	PAMPA	US$	22	Variable	Libor + 0,35%	Jul-22	22
	PAMPA	US$	43	Variable	Libor + 0%	Aug-23	42
							64
Bank overdrafts
	PAMPA		$11	Fixed	33.00%	Jan-22	11
							11
							1,438

(1)	On September 27, 2021, the Company repaid at maturity Class 6 CBs for $ 6,355 million.

As of December 31, 2021, the Company, through its subsidiaries, held in its portfolio US$ 110.4 million face value of its 2023 CBs, US$ 114.0 million face value of its 2027 CBs and US$ 7.5 million face value of its 2029 CBs.

(2)	During the fiscal year ended December 31, 2021, the Company canceled short-term financing with local financial entities, net of borrowings, for $ 8,158 million. Additionally, the Company repaid at maturity two principal installments for the credit facility sponsored by FINNVERA in the amount of US$ 7.7 million. After the end of the fiscal year, the Company repaid at maturity $ 1,178 million for banking debt taken out with domestic financial entities.

(3)	During the fiscal year ended December 31, 2021, the Company received disbursements in the amount of US$ 27 million under the credit facilities taken out with BNP in 2020.

129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2020

Corporate bonds(1)
Serie 6 CB (2)	PAMPA		$76	Variable	Badlar + 2.5%	Aug-21	77
T Series CB (3)	PAMPA	US$	389	Fixed	7.38%	Jul-23	399
Class 1 CB (3)	PAMPA	US$	636	Fixed	7.50%	Jan-27	647
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	291
							1,414
Financial loans(4)
	PAMPA		$18	Fixed	32.50%	Abr-21	19
	PAMPA		$57	Variable	Badlar + 7%	May-21	61
	PAMPA	US$	31	Variable	Libor + 4.21%	May-24	31
							111
Other financial operations (5)
	PAMPA	US$	2	Variable	Libor	Jul-21	2
	PAMPA	US$	50	Variable	Libor	Aug-23	50
							52
Bank overdrafts
	PAMPA		$36	Fixed	Between 30% and 34%	Jan-21	37
							37
							1,614

(1)	In the months of July, October and November 2020, the Company paid at maturity Class 4, Class 5 and Series E CBs, the first two issued on April 30, 2020, for a face value of $ 1,238 million, $ 565 million and $ 575 million at a Badlar rate +3%, Badlar rate + 5% and Badlar rate + 0%, respectively.

(2)	Issued on July 29, 2020.

(3)	During the fiscal year ended December 31, 2020, the Company and its subsidiaries acquired Series T and Class 1 corporate bonds at their respective market values for a face value of US$ 148 million; therefore, the Company recorded profits for US$ 39 million, which are disclosed in the “Results for the repurchase of corporate bonds” line item under Other financial results. As of December 31, 2020, the Company, through its subsidiaries, held in its portfolio: Series T and Class I CBs for a face value of US$ 35 million and US$ 11 million, respectively.

(4)	During the fiscal year ended December 31, 2020, the Company took on new financing with domestic financial entities, net of cancellations and early cancellations, for a total $1,600 million, and paid at maturity financing loans in the amount of US$ 92 million.

(5)	On October 2, 2020, the Company was granted a credit facility for up to US$ 50 million at Libor rate plus 0.0%, which is secured by a Total Return Swap, the underlying asset of which is own CBs held in treasury by the Company for a total amount of US$ 185.9 million. Any disbursement requested by the Company under this agreement should be secured with term deposits held in BNP by the Company, and the owed principal may not exceed 95% of these funds. The cash flow generated by the assigned assets may be destined to: i) the extension of the above-mentioned credit facility; and/or ii) the cancellation of expenses, interest and/or disbursements. It is worth highlighting that BNP is not empowered to dispose of the Total Return Swap’s underlying asset, and may only use it to a limited extent to guarantee certain transactions, but may under no circumstances lose its condition as asset holder. The Company may cancel the agreement at any time, in whole or in part, without incurring any penalty, with no other requirement than the giving of notice by a reliable means or automatically in case any of the events of default stipulated in the agreement is verified. Finally, at the transaction’s maturity date, the counterparty should return to the Company the Total Return Swap’s underlying asset and any associated cash flow. The Company has received disbursements in the amount of US$ 51.5 million under certain credit facilities with BNP.

130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 New Global Program and issuance of Corporate Bonds

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a new global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares, to renew the program expired on December 29, 2021. The public offering was authorized by the CNV on December 9, 2021.

Under this Program, on January 18, 2022, the Company issued Class 8 CBS in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE III wind farm (see Note 17.1).

131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6    Trade and other payables

	Note	12.31.2021	12.31.2020
Non-Current
Compensation agreements		3	6
Finance lease liability		9	10
Other payables		12	16
Total non-current		12	16

Current
Suppliers		154	92
Customer advances		4	2
Related parties	16	15	5
Trade payables		173	99

Compensation agreements		2	1
Finance lease liability		4	2
Advances received for sales of subsidiary		-	12
Other		3	2
Other payables		9	17

Total current		182	116

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7    Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	376	30	406	25	431
Financial assets at amortized cost
Term deposit	100	-	100	-	100
Other	10	-	10	-	10
Financial assets at fair value through profit and loss
Government securities	-	278	278	-	278
Corporate bonds	-	19	19	-	19
Shares	-	149	149	-	149
Investment funds	-	41	41	-	41
Cash and cash equivalents	26	84	110	-	110
Total	512	601	1,113	25	1,138

Liabilities
Trade and other liabilities	190	-	190	4	194
Borrowings	1,438	-	1,438	-	1,438
Total	1,628	-	1,628	4	1,632

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	366	3	369	15	384
Financial assets at fair value through profit and loss
Term deposit	100	-	100	-	100
Public securities	25	-	25	-	25
Financial assets at fair value through profit and loss
Government securities	-	204	204	-	204
Shares	-	40	40	-	40
Investment funds	-	92	92	-	92
Cash and cash equivalents	70	71	141	-	141
Total	561	410	971	15	986

Liabilities
Trade and other liabilities	130	-	130	2	132
Borrowings	1,614	-	1,614	-	1,614
Total	1,744	-	1,744	2	1,746

133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	10	-	10	-	10
Interest expense	(138)	-	(138)	(40)	(178)
Foreign exchange, net	(11)	(19)	(30)	33	3
Results from financial instruments at fair value	-	(15)	(15)	-	(15)
Gains (losses) from present value measurement	2	-	2	(3)	(1)
Other financial results	(4)	-	(4)	(4)	(8)
Total	(141)	(34)	(175)	(14)	(189)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	9	-	9	-	9
Interest expense	(164)	-	(164)	(6)	(170)
Foreign exchange, net	38	(35)	3	11	14
Results from financial instruments at fair value	-	30	30	-	30
Gains (losses) from present value measurement	6	-	6	(4)	2
Other financial results	36	-	36	(5)	31
Total	(75)	(5)	(80)	(4)	(84)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	20	3	23	-	23
Interest expense	(163)	-	(163)	(20)	(183)
Foreign exchange, net	5	(14)	(9)	3	(6)
Results from financial instruments at fair value	-	88	88	-	88
Gains (losses) from present value measurement	55	-	55	-	55
Other financial results	32	-	32	2	34
Total	(51)	77	26	(15)	11

134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8    Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

As of December 31, 2021	Level 1	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	278	-	278
Corporate bonds	19	-	19
Investment funds	41	-	41
Shares	120	29	149
Cash and cash equivalents
Investment funds	84	-	84
Other receivables	30	-	30
Total assets	572	29	601

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	204	-	-	204
Investment funds	92	-	-	92
Shares	29	-	11	40
Cash and cash equivalents
Investment funds	71	-	-	71
Other receivables	3	-	-	3
Assets classified as held for sale (1)	13	100	-	113
Total assets	412	100	11	523

(1) Corresponds to the net assets and liabilities held for sale corresponding to divestment in the stake in Edenor.

135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, both direct and indirect, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector detailed in Note 2.1.4 and a 13.7% discount rate. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. As of December 31, 2021, the Company recognized profits as a result of changes in the fair value of financial instruments classified as level 3 in the amount of US$ 18 million, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1	Share capital

As of December 31, 2021, the share capital amounts to 1,386 million shares, including approximately 4 million treasury shares.

13.1.1.	Share buyback programs

Taking into consideration the market volatility experienced as from 2018 and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share buyback programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2020, the Board of Directors approved Programs 6, 7 and 8 for US$ 27 million, $ 3,600 million and US$ 30 million, with a maximum price of US$ 13, US$ 13 and US$ 15 per ADR, respectively, which as of December 31, 2020 were completed and for which all repurchased shares were canceled.

During 2021, the Company’s Board of Directors approved Programs 9 and 10 for a maximum amount of US$ 30 million each, under which shares could be acquired up to a maximum price of US$ 16 and US$ 15 per ADR, respectively, which were terminated as of December 31, 2021, with the repurchased shares canceled in full.

As of December 31, 2021, Program 11, approved by the Company’s Board of Directors on December 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, is still in effect; under this Program, shares may be acquired up to a maximum price of US$ 19 per ADR and $ 167 per common share.

During 2021, the Company directly and indirectly acquired 2.7 million own ADRs for a value of US$ 38.7 million.

After the closing of the fiscal year, the Company indirectly acquired 0.1 million own ADRs for a value of US$ 1.8 million.

13.1.2	Stock Compensation Plan

During fiscal years ended December 31, 2021 and 2020, the Company delivered 0.5 million and 0.7 million own shares as payments under the stock compensation plan for officers and other key staff, respectively. As of December 31, 2021, the Company acquired 6 million own shares, out of which 2 million were allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.1.3	Capital reductions

During 2020, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 7, 2020 and December 10, 2020, which provided for the cancellation of 152 million shares and 141 million shares, respectively. These reductions are registered in the Public Registry.

During 2021, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2021 and September 30, 2021, which provided for the cancellation of 56.6 million shares and 12.5 million shares, respectively. These reductions are registered in the Public Registry.

13.2	Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2021, 2020 and 2019, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2021	12.31.2020	12.31.2019
Earning for continuing operations attributable to the equity holders of the Company	312	132	594
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted earnings per share from continued operations	0.22	0.08	0.33

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(39)	(499)	98
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted (loss) earning per share from discontinued operations	(0.03)	(0.32)	0.05

Earning (Loss) attributable to the equity holders of the Company	273	(367)	692
Weighted average amount of outstanding shares	1,405	1,572	1,799
Basic and diluted earnings (losses) per share	0.19	(0.23)	0.38

13.3	Profit distributions

Dividends

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2021	12.31.2020	12.31.2019
Income tax	10.6	77	35	(130)
Accrued interest		141	132	110
Depreciations and amortizations	9, 10.1 and 10.2	205	205	186
Share of profit from joint ventures and associates	5.2.2	(117)	(85)	(101)
Results from property, plant and equipment sale and decreases	10.3 and 10.4	(1)	-	5
Result from the sale of intangible assets	10.4	(2)	-	-
Impairment of property, plant and equipment, intangible assets and inventories	11.1 and 11.2	4	139	62
Impairment of financial assets		2	9	(2)
Result from measurement at present value	10.5	1	(2)	(55)
Changes in the fair value of financial instruments		24	(19)	(88)
Net exchange differences	10.5	(3)	(14)	6
Results for the repurchase of corporate bonds	10.5	-	(38)	(25)
Constitution of allowances, net		-	(3)	4
Provision for contingecies	10.4	3	5	4
Provision for environmental remediation	10.4	15	-	-
Recovery of tax charges	10.4	(2)
Accrual of defined benefit plans	10.1 and 10.2	11	11	11
Dividends received	10.4	-	(1)	(1)
Compensation agreements	10.1 and 10.2	2	1	(1)
Other		5	5	(8)
Adjustments to reconcile net profit to cash flows generated by operating activities		365	380	(23)

14.2	Changes in operating assets and liabilities

	12.31.2021	12.31.2020	12.31.2019
(Increase) Decrease in trade receivables and other receivables	(41)	19	65
Increase in inventories	(40)	(6)	(20)
Increase in trade payables and other payables	43	3	46
Increase (Decrease) in salaries and social security payable	8	(1)	(2)
Decrease in defined benefit plans	(2)	(2)	(1)
(Decrease) Increase in tax payables	(5)	(20)	4
Decrease in provisions	(3)	(5)	(7)
Income tax paid	(13)	(5)	(42)
(Payments) Proceeds from derivative financial instruments, net	(12)	(5)	9
Changes in operating assets and liabilities	(65)	(22)	52

140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.3	Significant non-cash transactions

	12.31.2021	12.31.2020	12.31.2019
Acquisition of property, plant and equipment through an increase in trade payables	(51)	(8)	(36)
Borrowing costs capitalized in property, plant and equipment	-	(10)	(17)
Receivables from sales of companies pending collection	40	-	-
Increase in interests in associates through a decrease in other loans	(20)	-	-
Increase of right-of-use assets through an increase in other debts	(7)	-	13
Dividends pending collection	2	20	-
Compensation of loans through the assignment of dividends	-	12	-
Decrease in asset retirement obligation provision through property, plant and equipment	1	(3)	(1)
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	-	(1)	3
Cancellation of other credits for capital contributions in associates	-	-	(17)
Compensation of investments at a cost cost through the transfer of other credits	-	-	(126)
Loan compensation through the transfer of sales credits	-	-	135

141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2021, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1	Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently-pending labor claims:

-	Claims by former employees not covered by the plan, seeking their inclusion. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims by former employees seeking compensation under the plan on account of terminations due to changes in shareholding control.
-	Claims on considering that the index (IPC) used to update the plan benefits are ineffective to keep their “constant value”. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN.

15.2	Tax claim

-	Tax on Liquid Fuels and Natural Gas:

The AFIP filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3	Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.

-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-	Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.

-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The Court sustained the motion for dismissal of the request for submittal of evidence before trial filed by the plaintiff, and ordered the cancellation of the preliminary mediation instance and the service of notice of the complaint to the Company and other defendant companies. After this was met, the Court partially upheld the third-party summoning by the Federal Government, the Province of Buenos Aires and the Municipality of Mar del Plata, and ordered a measure to provide useful evidence associated with the merits of the case.

-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.

143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and the Court of Justice of Salta declared that the First-Instance Administrative Litigation Court has jurisdiction over the claim.

-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.

-	-Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage. The evidentiary stage is closed and the setting of the date for the hearing to choose by lot the Public Defender for the heirs of the deceased plaintiff is pending.

-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.

-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.4	Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company was served notice of the upholding of the motion made by the Chamber of Appeals in Commercial Matters and filed a presentation in this respect.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2021 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5	Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. The rendering of judgment was requested. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. In the complaint for the January-March 2016 period, the evidentiary stage has been closed and in the complaint for the April 2016 through October 2018 period, the evidentiary period started.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement, the rendering of judgment was requested and the CSJN has set a preliminary hearing, which was carried out. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.

145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period. On September 1, 2021. a request for an expedited procedure was filed. On September 1, 2021, a request for an expedited procedure was filed. On December 2, 2021, the Company filed a protective action (amparo) on the grounds of undue delay seeking that defendant should state its opinion in this respect.

15.6	Civil and Commercial Claims

-          EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.

-          Ecuador TLC has brought an arbitration claim against Petroecuador before the arbitration and mediation center of the Chamber of Commerce of Quito as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by EcuadorTLC. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.

-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015.

146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1	Balances with related parties
As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
OCP	-	-	2	-
Refinor	1	-	-	2
TGS	6	23	5	3
Other related parties
SACDE	-	-	-	10
Other	-	-	1	-
	7	23	8	15

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
Greenwind	-	-	-	5
OCP	-	-	36	-
Refinor	2	-	-	-
TGS	2	29	5	-
	4	29	41	5

147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2	Operations related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)			Other operating expenses and income (4)
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Associates and joint ventures
CTB	2	2	1	-	-	-	-	-	-	-	-	-
Greenwind	1	1	1	-	-	-	-	-	-	-	-	(1)
Refinor	9	10	18	(6)	(5)	(19)	-	-	-	-	-	-
TGS	45	20	29	(43)	(24)	(22)	-	-	-	-	-	-

Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(48)	(6)	(14)	-	-	-	-	-	1
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
Other	-	-	-	-	-	(1)	-	-	-	-	-	-
	57	33	49	(97)	(35)	(56)	(1)	(1)	(1)	(2)	(2)	(2)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.

(2) Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 50 million, US$ 29 million and US$ 42 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 47 million, US$ 6 million and US$ 14 million, of which US$ 17 million, US$ 2 million and US$ 6 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2021, 2020 and 2019, respectively.

(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations.

148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

Operations for the year	Finance income (1)			Dividends received			Payment of dividends
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Associates and joint ventures
CIESA	-	-	-	-	-	53	-	-	-
Citelec	-	-	-	-	13	16	-	-	-
OCP	1	1	-	20	21	6	-	-	-
TGS	3	3	3	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	(9)	(1)
Other	-	-	-	-	1	1	-	-	-
	4	4	3	20	35	76	-	(9)	(1)
(1) Corresponds mainly to financial leases and accrued interest on loans granted.

149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3	Key management personnel remuneration

During the years ended December 31, 2021 2020 and 2019, the total remuneration to executive directors accrued amounts to US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of EBDA Compensation and Stock-based Compensation Plans), and US$ 10 million (US$ 5 million in Directors' and Sindycs' fees and US$ 5 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans), respectively.

It should be noted that, as stipulated in the compensation agreements (See Note 4.17.1), and considering that no compensation had been assigned in favor of the Company’s main officers over the last three fiscal years, on September 30, 2021 they exercised the right to set the Company’s ADR weighted average listed price over the 30 business exchange days before the closing of year 2020 as the new initial market value to calculate compensations as from fiscal year 2021. Following the exercise of this option, the officers have lost all their rights to accrued and uncollected compensations for the previous fiscal years, which generated the recognition of a profit of US$ 6.7 million as of December 31, 2021.

NOTE 17: INVESTMENT COMMITMENTS

17.1	New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participated in the following generation projects:

PEPE III

In early 2022, works will start for the expansion of Parque Eólico de la Bahía (“PEPE III”), inaugurated in 2019 and located in the town of Coronel Rosales, Province of Buenos Aires, which production is targeted at the large users’ segment, with 14 wind turbines and an installed capacity of 53.2 MW.

The project, with an estimated investment of US$ 128 million, will mainly consist of the mounting and installation (in stages) of 18 additional wind turbines, adding a capacity of 81 MW; therefore, once works are completed, PEPE III will have an installed capacity of 134.2 MW. The expansion requires sophisticated works on the platforms and foundations, which will be conducted by SACDE, and the start-up is planned for the second quarter of 2023.

150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.2	Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2024 for an estimated total amount of US$ 478 million, including commitments associated with the participations detailed in Note 5.4 and the commitments assumed in Plan GasAr (see Note 2.2.2.1.2).

With respect to the Hydrocarbons Unconventional Exploitation Concession (CENCH) for the Sierra Chata block, the amount of which is not included in the amount mentioned in the previous paragraph, its progress was adversely affected by the deterioration of the local economic context, added to certain distortions occurring in the gas market since 2018 (the arbitrary allocation of benefits under the program for the encouragement of investments in the development of natural gas production from unconventional reservoirs established by MEyM Resolution No 46/17 and the resulting oversupply, the drop in sales prices, the freezing of prices to distributors, restrictions to exports, exhaustion of transport capacity, etc.); all of these deepened by the outbreak of the pandemic, which resulted in the temporary suspension of activities and wage protest demonstrations that prevented the freedom of movement on the Province of Neuquén’s routes in the month of April 2021 (see Note 1.2), increasing uncertainty and preventing the consortium made up by the Company and Mobil Argentina S.A. from meeting all the undertaken commitments foreseen for the investments’ first phase within the stipulated period.

The aforementioned complex situation was exposed in several meetings with the Province of Neuquén and finally formalized through a note, which was answered by the Province demanding the Company to remedy its breach under penalty of declaring the CENCH’s revocation. The Consortium has continued negotiations with the Province to settle a readjustment proposal for the current investment plan with the aim of reaching an agreement allowing for the continuity of activities in the CENCH.

In this regard, and despite the described adverse situation, it is worth highlighting that the Consortium has recently submitted a plan contemplating the drilling of 14 wells until 2023. This plan would allow to meet all commitments undertaken within the term originally scheduled in the CENCH for the completion of the Pilot Plan.

NOTE 18: INCIDENT AT CENTRAL TÉRMICA GENELBA

On May 31, 2021 an incident occurred in the GEBATG03 (TG21) unit, which makes up Central Térmica Genelba’s Genelba Plus combined cycle, and damage was caused to the unit’s turbine. As a result of the incident, the combined-cycle generation capacity was reduced by approximately 50% (280 MW).

Jointly with the turbine’s manufacturer (SIEMENS), the Company performed the necessary works to dismantle and repair the failure, which were completed in July 2021.

Moreover, the Company is making all necessary filings before the insurance companies to collect the compensatory damages for the failure and minimize losses associated with the breach of availability commitments.

151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: LEASES

19.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognized as of December 31, 2021 and 2020 is disclosed below:

19.1.1 Right of use assets

			Reclasification to assets clasified as held
Type of good	At the beginning	Increase		At the end
		(1)
Machinery and equipment	13	7	-	20
Total at 12.31.2021	13	7	-	20
Total at 12.31.2020	20	3	(10)	13

			Reclasification to assets clasified as held
Type of good	At the beginning	For the year		At the end

Machinery and equipment	(3)	(5)	-	(8)
Total at 12.31.2021	(3)	(5)	-	(8)
Total at 12.31.2020	(4)	(5)	6	(3)

	Net book values
Type of good	At 12.31.2021	At 12.31.2020

Machinery and equipment	12	10
Total at 12.31.2021	12
Total at 12.31.2020		10

152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2021	12.31.2020
At the beginning of the year	12	16
Increases	6	4
Payments	(5)	(10)
Reclasification to liabilities clasified as held for sales	-	(4)
Exchange differences on translation	-	6
At the end of the year	13	12

(1) Included in the “Gains (losses) from present value measurement” under Other financial results

As of December 31, 2021 and 2020, this liability is disclosed under Other current payables in the amount of US$ 4 million and US$ 2 million and Other non-current payables for US$ 9 million and US$ 10 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2021
Three months to one year	1
One to two years	1
Two to three years	1
Three to four years	2
Four to five years	2
More than five years	13
Total	20

19.1.3 Short-term or low value leases

As of December 31, 2021 and 2020, the Company has recognized administrative costs and expenses in the amount of US$ 6 million and US$ 4 million on account of lease payments associated with short-term leases and low-value underlying assets, respectively.

153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.2 Lessor

Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016, and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2021 and 2020, this receivable is disclosed under Other current receivables in the amount of US$ 5 million and US$ 5 million, respectively and under Other non-current receivables for US$ 23 million and US$ 29 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2021
Less than three months	1
Three months to one year	4
One to two years	6
Two to three years	6
Three to four years	7
Four to five years	4
Total	28

154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021, 2020 and 2019 (In millions of US$ – unless otherwise stated)

NOTE 20: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2021.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	7,970	14,947	4,655	9,590	12,625	24,537

Total at 12.31.2021	7,970	14,947	4,655	9,590	12,625	24,537

(1) In thousands of barrels.

(2) In millions of cubic meters.

155